Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q4 and FY 2015 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures[1]	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc2	USD m	USD m	USD	cc2
Net sales to third parties from continuing operations	12 520	13 075	-4	4	49 414	52 180	-5	5
Divisional operating income from continuing operations	1 819	2 266	-20	-1	9 396	11 156	-16	1
Corporate income & expense, net from continuing operations	-142	85	nm	nm	-419	-67	-525	-455
Operating income from continuing operations	1 677	2 351	-29	-12	8 977	11 089	-19	-2
As % of net sales	13.4%	18.0%			18.2%	21.3%
Income from associated companies	10	580	-98	-98	266	1 918	-86	-86
Interest expense	-158	-188	16	11	-655	-704	7	2
Other financial income and expense	-398	13	nm	nm	-454	-31	nm	nm
Taxes	-77	-308	75	61	-1 106	-1 545	28	10
Net income from continuing operations	1 054	2 448	-57	-34	7 028	10 727	-34	-18
Net income from discontinued operations	2	-961	nm	nm	10 766	-447	nm	nm
Net income	1 056	1 487	-29	12	17 794	10 280	73	91
Basic earnings per share from continuing operations (USD)	0.44	1.02	-57	-34	2.92	4.39	-33	-17
Basic earnings per share from discontinued operations (USD)	0.00	-0.40	nm	nm	4.48	-0.18	nm	nm
Total basic earnings per share (USD)	0.44	0.62	-29	12	7.40	4.21	76	94
Free cash flow from continuing operations[2]	2 942	3 955	-26		9 259	10 934	-15
Free cash flow	3 002	4 419	-32		9 029	10 762	-16
Core[2]
Core operating income from continuing operations	3 057	3 229	-5	9	13 790	14 473	-5	10
As % of net sales	24.4%	24.7%			27.9%	27.7%
Core net income from continuing operations	2 707	2 857	-5	7	12 041	12 653	-5	9
Core net loss/income from discontinued operations	-48	57	nm	nm	-256	102	nm	nm
Core net income	2 659	2 914	-9	3	11 785	12 755	-8	6
Core earnings per share from continuing operations (USD)	1.14	1.19	-4	8	5.01	5.19	-3	10
Core loss/earnings per share from discontinued operations (USD)	-0.03	0.02	nm	nm	-0.11	0.04	nm	nm
Total core earnings per share (USD)	1.11	1.21	-8	4	4.90	5.23	-6	7
nm = not meaningful

Following the announcement of our portfolio transformation on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.” See page 43 for full explanation.

Unless otherwise noted, the commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon and Sandoz, Corporate activities and, starting on March 2, 2015, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK Consumer Healthcare joint venture (the latter reported as investment in associated company). We also provide information on discontinued operations performance on page 20.

Fourth quarter

Net sales
Net sales were USD 12.5 billion (-4%, +4% cc). Growth Products3 contributed USD 4.3 billion or 35% of net sales, up 16% (USD) over the prior-year quarter.

1 Continuing and discontinued operations are defined on page 43. Net income from discontinued operations and net income of the Group include exceptional divestment gains.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 53. Unless otherwise noted, all growth rates in this Report refer to the same period in the prior year.
3 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group Management and central services, amounted to a net expense of USD 142 million in the fourth quarter compared to a net income of USD 85 million in the prior-year period. The decrease was mainly due to a USD 248 million gain in the prior-year period from selling Novartis Venture Fund investments. The 2015 period also included higher impairments of financial and fixed assets, partially offset by a gain on the sale of real estate in Switzerland of USD 54 million.

Operating income
Operating income was USD 1.7 billion (-29%, -12% cc), mainly due to the decline in Alcon and legal settlement provisions. Operating income margin in constant currencies decreased 2.7 percentage points; currency had a negative impact of 1.9 percentage points, resulting in a net decrease of 4.6 percentage points in US dollar terms to 13.4% of net sales.

The adjustments made to operating income to arrive at core operating income amounted to USD 1.4 billion (2014: USD 0.9 billion). The increased adjustment in 2015 was mainly on account of the amortization of the new oncology assets in Pharmaceuticals.

Excluding these items, core operating income was USD 3.1 billion (-5%, +9% cc). Core operating income margin in constant currencies increased 1.1 percentage points, mainly due to strong Pharmaceuticals performance. Currency had a negative impact of 1.4 percentage points, resulting in a net decrease of 0.3 percentage points to 24.4% of net sales.

Income from associated companies
Income from associated companies amounted to USD 10 million in the fourth quarter compared to USD 580 million in the prior-year quarter. The decrease was mainly due to a pre-tax gain of USD 421 million recognized on the sale of shares of LTS Lohmann Therapie-Systeme AG in the prior-year period, as well as a decrease in the estimated share in net results from Roche and an estimated loss from the consumer healthcare joint venture with GSK in the 2015 period.

The estimated share in net results from Roche decreased from USD 153 million in the prior-year quarter to USD 85 million mainly due to the restructuring announced by Roche in the 2015 quarter. The estimated share in net results from the GSK Consumer Healthcare joint venture amounted to a loss of USD 14 million for the 2015 quarter, with income from operations offset by integration charges. This estimate will be adjusted based on actual results in the next quarter. In addition, in the 2015 quarter, we finalized the purchase price allocation for the investment in the GSK Consumer Healthcare joint venture which is accounted for as associated company and recognized amortization of purchase price adjustments of USD 62 million, resulting in a total estimated loss of USD 76 million for our share in the net results from the GSK Consumer Healthcare joint venture for the quarter.

Core income from associated companies increased from USD 210 million in the prior-year quarter to USD 243 million, mainly due to the estimated share in core results of the consumer healthcare joint venture with GSK of USD 53 million.

Interest expense and other financial income/expense
Interest expense of USD 158 million decreased from USD 188 million in the prior-year period, mainly due to lower borrowings and lower average interest rates.

Other financial income and expense amounted to an expense of USD 398 million compared to an income of USD 13 million in the prior-year period, mainly on account of the exceptional charges of USD 346 million related to Venezuela due to foreign exchange losses of USD 211 million, monetary losses from hyperinflation accounting of USD 8 million, and a loss of USD 127 million on the sale of PDVSA bonds received to settle a portion of intra-Group payables.

Taxes
The tax rate for continuing operations (taxes as percentage of pre-tax income) in the fourth quarter decreased to 6.8% from 11.2% in the prior-year quarter, mainly as a result of the beneficial R&D US tax credit which was reinstated in the fourth quarter and the effect of adjusting to the full-year tax rate which was less than previously estimated.

The core tax rate for continuing operations (core taxes as percentage of core pre-tax income) increased to 13.0% from 12.5% in the prior-year quarter.

Net income and EPS
Net income from continuing operations was USD 1.1 billion (-57%, -34% cc), impacted by a prior-year exceptional pre-tax gain of USD 0.4 billion from the sale of our shares in LTS Lohmann Therapie-Systeme AG, as well as the exceptional charges related to our Venezuela subsidiaries in the 2015 quarter as described above.

EPS from continuing operations was USD 0.44 (-57%, -34% cc), in line with net income from continuing operations.

Core net income from continuing operations was USD 2.7 billion (-5%, +7% cc), broadly in line with core operating income from continuing operations.

Core EPS from continuing operations was USD 1.14 (-4%, +8% cc), broadly in line with core net income from continuing operations.

Full year

Net sales
Net sales amounted to USD 49.4 billion (-5%, +5% cc) in the full year. Growth Products contributed USD 16.6 billion or 34% of net sales, up 17% (USD) over 2014.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 419 million in 2015 compared to a net expense of USD 67 million in 2014. The increased expense was mainly due to a USD 302 million commercial settlement gain and a USD 248 million gain from selling Novartis Venture Fund investments recorded in 2014, partially offset by the gain on the sale of real estate in Switzerland of USD 54 million, lower share-based compensation expenses and lower provisions in the captive insurance companies in 2015.

Operating income
Operating income was USD 9.0 billion (-19%, -2% cc), mainly due to amortization of the new oncology assets in Pharmaceuticals. Operating income margin in constant currencies decreased 1.4 percentage points; currency had a negative impact of 1.7 percentage points, resulting in a net decrease of 3.1 percentage points in US dollar terms to 18.2% of net sales.

The adjustments made to operating income to arrive at core operating income amounted to USD 4.8 billion (2014: USD 3.4 billion). The increase was mainly driven by the amortization of the new oncology assets in Pharmaceuticals.

Excluding these items, core operating income was USD 13.8 billion (-5%, +10% cc). Core operating income margin in constant currencies increased 1.3 percentage points, mainly due to strong Pharmaceuticals performance. Currency had a negative impact of 1.1 percentage points, resulting in a net increase of 0.2 percentage points to 27.9% of net sales.

Income from associated companies
Income from associated companies amounted to USD 266 million compared to USD 1.9 billion in the prior-year period. The prior-year period benefitted from pre-tax gains of USD 1.2 billion recognized on the sale of shares of Idenix and LTS Lohmann and from a gain of USD 64 million recorded on Novartis Venture Fund investments.

In addition, the estimated income from Roche Holding AG declined from USD 599 million in the prior-year period to USD 343 million in 2015, due to an adjustment of USD 157 million recognized in the first quarter of 2015 when Roche published full year results, as well as a lower estimated income contribution from Roche for 2015 due to an announced restructuring. The estimated share in net results from the GSK Consumer Healthcare joint venture amounted to a loss of USD 17 million, as income from operations was more than offset by integration charges. This estimate will be adjusted based on actual results in the first quarter of 2016. The amortization of purchase price adjustments amounted to USD 62 million, resulting in a total estimated loss of USD 79 million for the year for our share in net results from the GSK Consumer Healthcare joint venture.

Core income from associated companies increased to USD 981 million compared to USD 943 million in 2014. Our estimated share in core results from the consumer healthcare joint venture with GSK, which amounted to USD 213 million in 2015, was offset by decreases in our estimated share of core results from Roche (from USD 856 million to USD 766 million) and prior-year income from associated companies of the Novartis Venture Fund.

Interest expense and other financial income/expense
Interest expense of USD 655 million decreased from USD 704 million in the prior-year period.

Other financial income and expense amounted to an expense of USD 454 million compared to USD 31 million in the prior-year period, mainly on account of the exceptional charges of USD 410 million related to Venezuela due to foreign exchange losses of USD 211 million, monetary losses from hyperinflation accounting of USD 72 million, and a loss of USD 127 million on the sale of PDVSA bonds received to settle a portion of intra-Group payables.

Taxes
The tax rate for continuing operations (taxes as percentage of pre-tax income) in 2015 increased to 13.6% from 12.6% in the prior-year period as a result of a change in our profit mix from lower to higher tax jurisdictions.

The core tax rate for continuing operations (core taxes as percentage of core pre-tax income) increased to 14.6% from 13.8% in the prior-year period as a result of the change in the profit mix from lower to higher tax jurisdictions.

Net income and EPS
Net income from continuing operations was USD 7.0 billion (-34%, -18% cc), impacted by prior-year exceptional pre-tax gains totaling USD 1.2 billion from the sale of our shares in Idenix (USD 0.8 billion) and LTS Lohmann Therapie-Systeme AG (USD 0.4 billion), as well as the exceptional charges of USD 0.4 billion related to our Venezuela subsidiaries in 2015 as described above.

EPS from continuing operations was USD 2.92 (-33%, -17% cc), broadly in line with net income from continuing operations.

Core net income from continuing operations was USD 12.0 billion (-5%, +9% cc), broadly in line with core operating income from continuing operations.

Core EPS from continuing operations was USD 5.01 (-3%, +10% cc), broadly in line with core net income from continuing operations.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 865	7 860	0	9	30 445	31 791	-4	6
Operating income	1 471	1 611	-9	9	7 597	8 471	-10	5
As % of net sales	18.7	20.5			25.0	26.6
Core operating income	2 105	1 977	6	23	9 420	9 514	-1	14
As % of net sales	26.8	25.2			30.9	29.9

Fourth quarter

Net sales
Net sales reached USD 7.9 billion (0%, +9% cc), with volume growth of 14 percentage points, including the new oncology assets acquired from GSK (sales of USD 0.6 billion in Q4). Generic competition had a negative impact of 5 percentage points, largely for Exelon Patch, Diovan monotherapy and Vivelle-Dot in the US. Pricing impact was negligible. Growth Products2 – which include Gilenya, Tasigna, Tafinlar + Mekinist, Jakavi, Promacta/Revolade and Cosentyx – generated USD 3.7 billion or 47% of division net sales. These products grew 34% (cc) over the same period last year.

Regionally, US sales (USD 2.6 billion, +11% cc) were driven by Growth Products, including Cosentyx, which more than offset generic competition. European sales (USD 2.6 billion, +10% cc) also benefited from the strong performance of Growth Products. Japan sales (USD 0.6 billion, +3% cc) grew, despite increased competition for Lucentis and a continued decline in Diovan sales. Emerging Growth Markets sales increased 9% (cc) to USD 2.0 billion.

Oncology sales increased 23% (cc) to USD 3.6 billion. Excluding the new oncology assets acquired from GSK, Oncology sales increased 4% (cc). Growth drivers included Jakavi (USD 119 million, +59% cc), Tasigna (USD 432 million, +8% cc) and Exjade (USD 248 million, +9% cc), which more than offset a decline in Afinitor (USD 382 million, -4% cc). In Neuroscience, Gilenya (USD 742 million, +18% cc) saw double-digit growth in most markets. In Retina, Lucentis (USD 499 million, -4% cc) declined due to increased competition in Japan and some European markets. Respiratory performance was underpinned by Xolair (USD 197 million, +12% cc) and continued uptake of the COPD3 portfolio (USD 151 million, +15% cc). In Cardio-Metabolic, Galvus (USD 294 million, +12% cc) grew strongly in many markets and Entresto continued to launch in additional countries. The Immunology and Dermatology franchise sales increased 26% (cc) to USD 628 million, driven by Cosentyx (USD 121 million).

Operating income
Operating income was USD 1.5 billion (-9%, +9% cc). Adjustments to arrive at core operating income totaled USD 634 million, including amortization of intangible assets of USD 369 million and net acquisition-related costs of USD 37 million, both mainly related to the new oncology assets. Prior-year core adjustments were USD 366 million.

Core operating income was USD 2.1 billion (+6%, +23% cc). Core operating income margin in constant currencies increased by 3.3 percentage points; currency had a negative impact of 1.7 percentage points, resulting in a net increase of 1.6 percentage points to 26.8% of net sales.

Core gross margin as a percentage of net sales increased by 0.6 percentage points (cc), mainly due to lower production costs (productivity and favorable sales mix). Core R&D expenses decreased by 0.5 percentage points (cc), reflecting lower research costs as a percentage of net sales. Core M&S and core G&A expenses decreased by 1.4 percentage points (cc), as ongoing productivity efforts offset investments in key launches. Core Other Income and Expense, net improved the margin by 0.8 percentage points (cc), mainly due to launch provisions in the prior-year quarter.

1 Continuing operations include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities, and starting on March 2, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 43 for full explanation.
2 Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019. They include the acquisition effect of the GSK oncology assets.
3 Our chronic obstructive pulmonary disease (COPD) portfolio consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler.

Full year

Net sales
Pharmaceuticals delivered net sales of USD 30.4 billion (-4%, +6% cc) for the full year, driven by volume growth (+13 percentage points), including the new oncology assets acquired from GSK (sales of USD 1.8 billion in 2015), which more than offset the negative impact of generic competition (-7 percentage points). Pricing impact was negligible.

US (USD 10.3 billion, +5% cc) and Europe (USD 10.1 billion, +7% cc) saw sales growth, despite the impact from generic competition. Japan’s performance (USD 2.2 billion, -6% cc) declined versus prior year, mainly due to lower Diovan sales. Emerging Growth Markets sales increased 9% (cc) to USD 7.8 billion.

Operating income
Operating income was USD 7.6 billion (-10%, +5% cc) for the full year. Included in operating income were USD 1.3 billion of amortization of intangible assets and USD 192 million of net acquisition-related costs, mainly related to the new oncology assets acquired from GSK, as well as USD 578 million in legal-related items, including USD 400 million for a settlement of the specialty pharmacies case in the Southern District of New York. These items were partly offset by divestment gains. Adjustments to arrive at core operating income totaled USD 1.8 billion. Prior-year core adjustments amounted to USD 1.0 billion, including USD 276 million for the amortization of intangible assets.

Core operating income was USD 9.4 billion (-1%, +14% cc), generating core operating leverage in constant currencies through improvements in core gross margin and productivity initiatives. Core operating income margin in constant currencies increased by 2.4 percentage points; currency had a negative impact of 1.4 percentage points, resulting in a net margin expansion of 1.0 percentage points to 30.9% of net sales.

Core gross margin as a percentage of net sales increased by 1.0 percentage point (cc) due to lower production costs, benefitting from a favorable sales mix. Core R&D expenses decreased by 0.1 percentage points (cc). Core M&S and core G&A expenses decreased by 0.7 percentage points (cc), as productivity initiatives offset investments in new launches. Core Other Income and Expense, net improved the margin by 0.6 percentage points (cc).

Pharmaceuticals product review

All comments below focus on fourth quarter movements in constant currencies.

ONCOLOGY
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 219	1 237	-1	4	4 658	4 746	-2	5
Tasigna	432	428	1	8	1 632	1 529	7	16
Subtotal Bcr-Abl franchise	1 651	1 665	-1	5	6 290	6 275	0	8
Sandostatin	413	416	-1	7	1 630	1 650	-1	7
Afinitor/Votubia	382	426	-10	-4	1 607	1 575	2	10
Exjade/Jadenu	248	243	2	9	917	926	-1	8
Votrient	176	0	nm	nm	565	0	nm	nm
Tafinlar + Mekinist[1]	147	0	nm	nm	453	0	nm	nm
Jakavi	119	84	42	59	410	279	47	71
Promacta/Revolade	133	0	nm	nm	402	0	nm	nm
Femara	70	98	-29	-21	304	380	-20	-11
Zykadia	24	12	100	104	79	31	155	162
Other	203	138	47	59	819	587	40	50
Total Oncology	3 566	3 082	16	23	13 476	11 703	15	24
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.7 billion (+5% cc) in sales in the fourth quarter.

Tasigna (USD 432 million, +8% cc) grew, driven by the US and other markets. Tasigna is approved for the treatment of adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Gleevec/Glivec (USD 1.2 billion, +4% cc) performance was driven by the US, which contributed approximately half of worldwide sales. In the US, Novartis Pharmaceuticals Corporation settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expired in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US commencing on February 1, 2016.

Afinitor/Votubia (USD 382 million, -4% cc) declined in the fourth quarter, mainly due to new treatment options for advanced renal cell carcinoma (aRCC) and advanced breast cancer in the US as well as reimbursement changes in the UK. Afinitor is an oral inhibitor of the mTOR pathway approved in combination with exemestane for the treatment of patients with HR+/HER2- advanced breast cancer after failure with a non-steroidal aromatase inhibitor, for aRCC following VEGF-targeted therapy (in the US, specifically following sunitinib and sorafenib) and for the treatment of locally advanced, metastatic or unresectable progressive pancreatic neuroendocrine tumors (NET). Afinitor is also approved for treatment of patients with subependymal giant cell astrocytoma and renal angiomyolipoma associated with tuberous sclerosis complex. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 413 million, +7% cc) continued to benefit from the increasing use of Sandostatin LAR (long-acting release) in key markets and from the launch of the enhanced presentation (now approved in 69 countries) which includes a diluent, safety needle and vial adapter. Sandostatin is a somatostatin analogue used to treat patients with acromegaly as well as NET. In NET, it is used for patients with symptoms of carcinoid syndrome from gastro-entero-pancreatic NET as well as for tumor control in patients with advanced NET of the midgut or unknown primary tumor location.

Exjade/Jadenu (USD 248 million, +9% cc) performance was driven by the launch of Jadenu in the US, partially offset by price cuts in several major markets in Europe. Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, an oral film-coated tablet formulation that can be swallowed whole, was approved by the FDA in March 2015 for the same indications as Exjade. Regulatory applications for the film-coated tablet have been submitted in the EU, Canada and Switzerland and are currently being planned in other countries.

Votrient (USD 176 million), a small molecule TKI that targets a number of intracellular proteins to limit tumor growth and cell survival, grew in the fourth quarter. Votrient is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma (STS) who have received prior chemotherapy.

Tafinlar + Mekinist (USD 147 million) grew dynamically. The combination is the first of its kind for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU, Canada and several other markets. In the fourth quarter, the combination received regular approval in the US based on the completion of two Phase III confirmatory trials. The combination was previously approved in the US under accelerated approval. Tafinlar + Mekinist is the first combination of BRAF/MEK inhibitors to achieve a median overall survival of more than two years in two Phase III studies in BRAF V600+ unresectable or metastatic melanoma patients. Tafinlar and Mekinist are also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 45 and 30 countries worldwide, respectively. In addition, Tafinlar has Breakthrough Therapy designation from the FDA for treatment of non-small cell lung cancer (NSCLC) patients with BRAF V600E mutations who have received at least one prior line of platinum-containing chemotherapy, and in July 2015, the combination also received Breakthrough Therapy designation from the FDA for NSCLC patients with BRAF V600E mutations.

Promacta/Revolade (USD 133 million) grew dynamically. It is the only approved once-daily oral thrombopoietin receptor agonist, and works by stimulating bone marrow cells to produce platelets. It is approved in more than 100 countries worldwide for the treatment of thrombocytopenia in adult patients with chronic immune (idiopathic) thrombocytopenic purpura (ITP) who have had an inadequate response or are intolerant to other treatments. In August 2015, the FDA approved an expanded use for Promacta to include children one year of age and older with chronic ITP who have had an insufficient response to corticosteroids, immunoglobulins, or splenectomy. Revolade is currently under review for a pediatric ITP indication with the EMA. In December, Novartis received a positive CHMP opinion on a potential update to the adult chronic ITP indication with regards to the use of Revolade in non-splenectomised patients; the EMA decision is expected in February 2016. Revolade was approved by the EC in September for the treatment of adults with acquired severe aplastic anemia (SAA) who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for hematopoietic stem cell transplant. Since 2014, Promacta has been approved in the US for the treatment of patients with SAA who have had an insufficient response to immunosuppressive therapy. Promacta/Revolade is approved in more than 50 countries worldwide for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Jakavi (USD 119 million, +59% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced strong growth in the fourth quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is currently approved in more than 95 countries, including EU member states, Japan and Canada. In March 2015, the EC approved Jakavi for the treatment of adult patients with polycythemia vera (PV) who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved by the EC for these patients. More than 45 countries have approved Jakavi in the PV indication, including Switzerland, Canada and Japan, and regulatory applications have also been submitted in other countries. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Zykadia (USD 24 million, +104% cc), an oral, selective inhibitor of anaplastic lymphoma kinase (ALK), an important therapeutic target in ALK positive NSCLC, has experienced continued uptake in the US following launch in May 2014. Zykadia is approved in more than 40 countries worldwide. In the US, it is approved for the treatment of patients with ALK+ metastatic NSCLC who have progressed on or are intolerant to crizotinib. This indication was approved under accelerated approval and is contingent upon further verification of clinical benefit in confirmatory trials. The EC approved Zykadia for the treatment of adult patients with ALK+ advanced NSCLC previously treated with crizotinib. Additional regulatory reviews for Zykadia are underway worldwide.

NEUROSCIENCE
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	742	666	11	18	2 776	2 477	12	21
Exelon/Exelon Patch	135	240	-44	-37	728	1 009	-28	-21
Comtan/Stalevo	75	89	-16	-7	294	371	-21	-8
Other	31	59	-47	-44	141	243	-42	-35
Total Neuroscience	983	1 054	-7	0	3 939	4 100	-4	5

Gilenya (USD 742 million, +18% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (RMS), continued to show double-digit sales growth, mainly due to volume growth in both the US and ex-US markets. Gilenya is approved in over 80 countries around the world. As of November 30, 2015, it is estimated that Gilenya has been used to treat approximately 134,000 patients in clinical trials and the post-marketing setting. The total patient exposure is approximately 289,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 135 million, -37% cc) sales declined due to generic competition for Exelon Patch in the EU and the US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson’s disease dementia. Exelon Patch is also indicated for the treatment of patients with severe AD in 14 countries, including the US.

RETINA
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	499	588	-15	-4	2 060	2 441	-16	-2
Other	12	13	-8	-8	50	63	-21	-12
Total Retina	511	601	-15	-4	2 110	2 504	-16	-3

Lucentis (USD 499 million, -4% cc) sales were impacted by competitive pressures, mainly in Japan and the EU. The Lucentis pre-filled syringe performed strongly after its successful launch in 23 countries. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. It has demonstrated significant efficacy with individualized dosing in its five licensed indications, and has a well-established safety profile supported by extensive clinical studies and real-world experience. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product outside the US. Genentech holds the rights to commercialize Lucentis in the US.

IMMUNOLOGY and DERMATOLOGY
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun(e)	144	164	-12	-3	570	684	-17	-6
Myfortic	115	131	-12	0	441	543	-19	-8
Zortress/Certican	89	85	5	17	335	327	2	17
Cosentyx	121	0	nm	nm	261	0	nm	nm
Ilaris	63	54	17	25	236	199	19	30
Other[1]	38	45	-16	-8	160	173	-8	2
Total I and D (excl. everolimus stent drug)	570	479	19	30	2 003	1 926	4	16
Everolimus stent drug	58	62	-6	-7	134	205	-35	-35
Total I and D	628	541	16	26	2 137	2 131	0	11
1 Xolair sales for all indications are reported in the Respiratory franchise nm = not meaningful

Cosentyx (USD 121 million), launched in February 2015, showed strong uptake in the fourth quarter and has been used to treat nearly 15,000 moderate-to-severe psoriasis patients in a post-marketing setting. Cosentyx is a novel, fully human monoclonal antibody that selectively neutralizes circulating interleukin-17A (IL-17A). In January 2015, Cosentyx became the first IL-17A inhibitor approved in the EU as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adult patients, and in the US as a treatment for moderate-to-severe plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy. In addition to the EU and US, Cosentyx has been approved in Switzerland, Canada, Australia and various other markets for the treatment of moderate-to-severe plaque psoriasis. In Germany, the Federal Joint Committee recently acknowledged that Cosentyx provided a considerable additional benefit for the treatment of moderate-to-severe plaque psoriasis in adult patients. In November, Cosentyx was also approved in the EU for the treatment of adults with ankylosing spondylitis (AS) who have responded inadequately to conventional therapy, such as non-steroidal anti-inflammatory drugs, and for the treatment of active psoriatic arthritis (PsA) in adults when the response to disease modifying anti-rheumatic drug therapy is unsatisfactory. In Japan, it is approved for the treatment of pustular psoriasis, moderate-to-severe plaque psoriasis and PsA. Regulatory filings were completed in the US for AS and PsA in the second quarter of 2015.

Xolair continued its strong growth globally and is currently approved in the EU, Switzerland and 46 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. Xolair has now been launched for CSU/CIU in 39 countries, including the US, Switzerland, Canada, and several EU countries. Xolair as a treatment for moderate-to-severe or severe persistent allergic asthma is addressed below in the Respiratory section, and all Xolair sales are booked in that franchise. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 144 million, -3% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. It is also indicated for treating selected autoimmune disorders, such as psoriasis and rheumatoid arthritis. Although sales are declining as expected due to generic competition and mandatory price reductions, most notably in Europe and Japan, the decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

Myfortic (USD 115 million, 0% cc), a transplantation medicine, has experienced flat sales after the launch of generic competition in the US in early 2014. Myfortic continued to grow in some geographies where generic competition has not yet begun. Marketing authorizations for generic competitors have been granted in European countries.

Zortress/Certican (USD 89 million, +17% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the fourth quarter. It is also approved in over 70 countries for liver transplant patients, including in the EU and US. It is also submitted for indicated use in pediatric renal transplant patients in the EU. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 63 million, +25% cc) continued to grow strongly as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 70 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for hereditary periodic fever syndromes.

RESPIRATORY
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	76	51	49	68	260	118	120	157
Onbrez Breezhaler/Arcapta Neohaler	38	56	-32	-22	166	220	-25	-11
Seebri Breezhaler	37	42	-12	1	150	146	3	21
COPD portfolio	151	149	1	15	576	484	19	40
Xolair[1]	197	200	-2	12	755	777	-3	14
Other	73	74	-1	5	263	320	-18	-11
Total Respiratory	421	423	0	12	1 594	1 581	1	17
1 Revenue, which is ex-US only, reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU/CIU, which are managed by the Immunology and Dermatology franchise)

The COPD portfolio, which consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler, grew 15% (cc) to USD 151 million in the fourth quarter.

Ultibro Breezhaler/Utibron Neohaler (USD 76 million, +68% cc), a LABA/LAMA approved as a first-in-class dual bronchodilator in over 80 countries (including Japan and countries in the EU) and launched in over 40 countries, continued to grow strongly. Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and, in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. Utibron Neohaler was approved in October as a twice-daily dual combination of indacaterol and glycopyrrolate in the US for the long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema.

Seebri Breezhaler/Seebri Neohaler (USD 37 million, +1% cc), a once-daily inhaled LAMA, grew slightly worldwide. Indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD, Seebri Breezhaler (glycopyrronium bromide) is approved in over 90 countries, including the US, where it is known as Seebri Neohaler. Seebri Neohaler was approved in the US in October as a twice-daily standalone monotherapy for the long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. Sales of Onbrez Breezhaler/Arcapta Neohaler (USD 38 million, -22% cc), a once-daily inhaled LABA, declined versus last year, in part due to a focus of resources on Ultibro Breezhaler. Onbrez Breezhaler/Arcapta Neohaler (indacaterol) is indicated as maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD, approved in over 100 countries including the US. All three products in the COPD portfolio are delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Xolair (USD 197 million, +12% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow double-digit globally. A regulatory application was submitted to the FDA for Xolair, in pediatrics, for the indication of allergic asthma. Xolair is the first biologic approved for adults and children with moderate-to-severe allergic asthma. Xolair as a treatment for chronic spontaneous urticaria is addressed earlier in the Immunology and Dermatology section. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus	294	295	0	12	1 140	1 224	-7	8
Entresto	5	0	nm	nm	21	0	nm	nm
Other	0	0	nm	nm	0	8	nm	nm
Total Cardio-Metabolic	299	295	1	14	1 161	1 232	-6	9
nm = not meaningful

Entresto (USD 5 million) (sacubitril/valsartan), previously known as LCZ696, was approved in the EU in November for patients with chronic heart failure with reduced ejection fraction (HFrEF). Sales in the fourth quarter reflected initial sales as well as product stocking in new launch markets. In the US, sales have been impacted by continued market access restrictions, utilization of the free trial program and wholesalers adapting stock levels. Access there remained restricted during the fourth quarter, though multiple agreements have been signed with US payors, which we expect to expand access beginning in early 2016. Outside the US and the EU, approvals have been granted in more than 40 markets, including Switzerland.

Galvus Group (USD 294 million, +12% cc) includes Galvus, an oral treatment for type-2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. Galvus delivered strong growth (cc) in the fourth quarter across many markets around the world. Eucreas was approved and launched in Japan as EquMet, which is the first single-pill combination of a DPP4 inhibitor and metformin approved in this market. The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, earlier treatment intensification as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. The Galvus Group is currently approved in more than 125 countries.

ESTABLISHED MEDICINES
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Diovan	292	379	-23	-16	1 284	2 345	-45	-40
Exforge	249	298	-16	-7	1 047	1 396	-25	-15
Voltaren/Cataflam[1]	140	172	-19	-9	558	632	-12	0
Ritalin/Focalin	80	128	-38	-32	365	492	-26	-20
Other[2]	696	887	-22	-9	2 774	3 675	-25	-14
Total Established Medicines	1 457	1 864	-22	-12	6 028	8 540	-29	-21
1 Pharmaceuticals Division sales only
2 The “Other” category is composed of more than 100 brands

Diovan Group (USD 292 million, -16% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to generic competition in most markets including the US (following the July 7, 2014 Diovan monotherapy generic entry), many EU countries and Japan (generic entry in June 2014). Still, Diovan is growing in some emerging markets, partially compensating for loss of exclusivity in the US and the EU.

Exforge Group (USD 249 million, -7% cc), which includes Exforge and Exforge HCT, declined due to the entry of generic competition in the US for both Exforge (October 2014) and Exforge HCT (November 2014). Sales declined in the EU, though Exforge has commercial exclusivity there until January 2017. Exforge continued to experience significant growth in China and other emerging markets. Outside the US, Exforge HCT is growing across all regions, with significant growth in emerging markets.

Voltaren/Cataflam (USD 140 million, -9% cc) is the leading international brand by sales in the plain non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product is subject to generic competition, and in various countries, our Sandoz Division markets generic versions of Voltaren and our Alcon Division markets Voltaren for ophthalmic indications.

Ritalin/Focalin (USD 80 million, -32% cc) is a treatment for attention deficit hyperactivity disorder (ADHD) in children. Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. To date, Ritalin LA has been granted the adult ADHD indication in over 20 countries. Focalin and Focalin XR are available in the US and Focalin XR is additionally indicated for adults. Focalin XR is also approved in Switzerland. Ritalin Immediate Release has generic competition in most countries. Most strengths of Ritalin LA and Focalin are subject to generic competition in the US.

Alcon
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 349	2 703	-13	-6	9 812	10 827	-9	-1
Operating income	132	365	-64	-36	794	1 597	-50	-20
As % of net sales	5.6	13.5			8.1	14.8
Core operating income	670	895	-25	-13	3 063	3 811	-20	-7
As % of net sales	28.5	33.1			31.2	35.2

Fourth quarter

Net sales
Alcon net sales were USD 2.3 billion (-13%, -6% cc) in the fourth quarter. Surgical sales (-5% cc) declined, driven by competitive pressure on intraocular lenses (IOLs) and a slowdown in equipment purchases, partially offset by continued strong cataract consumables sales. Ophthalmic Pharmaceuticals sales (-5% cc) declined, driven by increased generic competition in the US, primarily to Patanol and Infection/Inflammation products, partially offset by double-digit growth in Glaucoma fixed-dose combination products and solid Systane sales in Dry Eye. Vision Care sales (-8% cc) were impacted by weaker AirOptix contact lens sales in the US and the continued decline in contact lens care, partially offset by continued strong performance of Dailies Total1.

Regionally, US sales were down (-9% cc), driven by generic competition to Patanol, Patanase and Infection/Inflammation products, as well as weaker AirOptix contact lens sales in Vision Care. Europe, the Middle East and Africa declined (-1% cc), driven by slower Surgical sales, partially offset by growth in Vision Care. Japan declined (-2% cc), driven by soft Surgical sales, partially offset by solid growth in Ophthalmic Pharmaceuticals. Emerging Growth Markets declined (-4% cc), primarily driven by lower sales in Asia, offsetting strong performance in Latin America.

Operating income
Operating income was USD 132 million (-64%, -36% cc), due to the business slowdown. Adjustments to arrive at core operating income amounted to USD 538 million, consisting of USD 510 million for the amortization of intangible assets, USD 15 million for restructuring costs, and other net costs of USD 13 million. Prior-year adjustments amounted to USD 530 million due to amortization, restructuring charges and other net costs.

Core operating income was USD 670 million (-25%, -13% cc), primarily impacted by declining sales and higher spending in R&D, particularly for RTH258 in wet age-related macular degeneration (AMD). Core operating income margin in constant currencies decreased by 2.6 percentage points; currency had a negative impact of 2.0 percentage points, resulting in a net decrease of 4.6 percentage points to 28.5% of net sales.

Core gross margin as a percentage of net sales decreased by 0.9 percentage points (cc) versus prior year. Core R&D expenses increased by 0.8 percentage points (cc), driven by continued investments in key pipeline projects. Core M&S expenses increased by 1.3 percentage points (cc), driven by the sales decline. Core G&A expenses decreased 0.3 percentage points (cc). Core Other Income and Expense, net decreased by 0.1 percentage points (cc).

Full year

Net sales
Alcon net sales were USD 9.8 billion (-9%, -1% cc) for the full year. Surgical sales (-1% cc) declined, driven by weaker performance in IOLs and cataract equipment, partially offset by strong cataract consumables and vitreoretinal sales. Ophthalmic Pharmaceuticals were flat, with generic competition in the US partially offset by double-digit growth of fixed-dose combination products in Glaucoma and the Systane product portfolio in Dry Eye. Vision Care (-2% cc) declined as a result of the continued weakness in Contact Lens Care and slower contact lens sales, despite continued strong growth of Dailies Total1 and AirOptix Colors.

Operating income
Operating income was USD 0.8 billion (-50%, -20% cc), due to the business slowdown. Adjustments to arrive at core operating income amounted to USD 2.3 billion, consisting of USD 2.1 billion for the amortization of intangible assets, USD 120 million for intangible asset impairments, and USD 53 million for restructuring costs. Prior-year adjustments amounted to USD 2.2 billion, primarily due to amortization and restructuring charges.

Core operating income was USD 3.1 billion (-20%, -7% cc), impacted by lower sales and higher spending, primarily in R&D and M&S behind investments to drive growth and an increase in provisions for bad debt in Asia. Core operating income margin in constant currencies decreased by 2.1 percentage points; currency had a negative impact of 1.9 percentage points, resulting in a net decrease of 4.0 percentage points to 31.2% of net sales.

Core gross margin as a percentage of net sales decreased by 0.8 percentage points (cc) versus prior year. Core R&D expenses increased by 0.4 percentage points (cc), driven by continued investments in key clinical trials. Core M&S increased by 1.5 percentage points (cc). Core G&A expenses declined by 0.2 percentage points (cc). Core Other Income and Expense, net decreased by 0.4 percentage points (cc).

Alcon product review

All comments below focus on fourth quarter movements in constant currencies.

SURGICAL
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	715	836	-14	-7	2 853	3 174	-10	-2
IOLs	267	319	-16	-8	1 099	1 264	-13	-4
Vitreoretinal products	152	158	-4	3	594	615	-3	6
Refractive/Other	70	72	-3	3	251	284	-12	-5
Total Surgical	937	1 066	-12	-5	3 698	4 073	-9	-1

Global Surgical sales were USD 937 million (-5% cc) for the quarter, driven by competitive pressure on IOLs and a slowdown in equipment sales, partially offset by continued strong cataract consumables sales. IOL sales were also impacted by the phasing of tenders in the Middle East as well as lower sales in China and Japan.

OPHTHALMIC PHARMACEUTICALS
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	295	331	-11	-2	1 196	1 319	-9	2
Allergy/Otic/Nasal	135	178	-24	-21	780	887	-12	-8
Infection/Inflammation	251	279	-10	-4	1 011	1 066	-5	2
Dry Eye/Tears	140	155	-10	0	583	608	-4	6
Other	60	81	-26	-17	243	331	-27	-15
Total Ophthalmic Pharmaceuticals	881	1 024	-14	-5	3 813	4 211	-9	0

Global sales in Ophthalmic Pharmaceuticals amounted to USD 881 million (-5% cc) for the quarter. Allergy/Otic/Nasal sales declined, driven by increased generic competition in the US, primarily to Patanol. The Infection/Inflammation segment also declined as a result of generic competition to Nevanac.

Glaucoma was negatively impacted by generic competition to monotherapies Travatan and Azopt, despite continued strong performance of fixed-dose combination products, including Azarga and Simbrinza. In the Dry Eye segment, Systane grew double-digit in the US and Europe, Middle East and Africa, with softer sales in Asia, and was offset by weaker performance in other artificial tears brands.

VISION CARE
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact Lenses	393	455	-14	-7	1 743	1 897	-8	1
Contact Lens Care	138	158	-13	-8	558	646	-14	-8
Total Vision Care	531	613	-13	-8	2 301	2 543	-10	-2

Global Vision Care product sales were USD 531 million (-8% cc) for the quarter. Contact lenses declined, primarily driven by weaker AirOptix sales in the US, despite continued strong sales of Dailies Total1. Contact lens care declined as a result of the continued market shift to daily disposable lenses and competitive pressure.

Sandoz
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 306	2 512	-8	0	9 157	9 562	-4	7
Operating income	216	290	-26	-18	1 005	1 088	-8	1
As % of net sales	9.4	11.5			11.0	11.4
Core operating income	397	416	-5	4	1 659	1 571	6	17
As % of net sales	17.2	16.6			18.1	16.4

Fourth quarter

Net sales
Sandoz net sales were USD 2.3 billion (-8%, 0% cc) in the fourth quarter, as volume growth of 8 percentage points was fully offset by 8 percentage points of price erosion, which increased compared to prior quarters but was in line with the 2014 average. Growth in the fourth quarter was impacted by the strong prior-year period, which included a higher number of key retail product launches and benefitted from the Diovan monotherapy authorized generic, as well as increased US pricing erosion and a weak start to the flu season in 2015.

Global sales of Biopharmaceuticals (including biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 41% (cc) to USD 218 million, including solid sales for Glatopa in the quarter. Sandoz also continued to see strong growth for its three in-market biosimilar products – Omnitrope (somatropin), Binocrit (epoetin alfa), and Zarzio (filgrastim). Anti-Infectives franchise sales (consisting of partner label and finished dosage form sales) were USD 368 million (+1% cc), reflecting the weak start to the flu season.

Sales in the US were USD 900 million (-3% cc), impacted by relatively high price erosion in the quarter and a strong prior-year base, which included more key launches as well as Diovan monotherapy sales. Sales in Western Europe were USD 644 million (+1% cc). In emerging markets, Asia Pacific sales grew 7% (cc) to USD 165 million while the Middle East and Africa grew sales by 10% (cc). Latin America sales were up 7% (cc), driven by double-digit growth in Brazil (+15% cc). Sales in Central and Eastern Europe were USD 254 million (-5% cc), as Russia declined (-2% cc) due to a weak start to the flu season as well as a difficult economic environment.

Operating income
Operating income declined 26% (-18% cc) to USD 216 million, largely driven by legal charges of USD 34 million in the quarter. Adjustments to arrive at core operating income amounted to a net expense of USD 181 million, including USD 89 million for the amortization of intangible assets, USD 28 million for impairment charges and the above-mentioned legal charges.

Core operating income was USD 397 million (-5%, +4% cc), impacted by price erosion in the US and unfavorable currency exchange rates. Core operating income margin increased by 0.6 percentage points (in cc and USD) to 17.2% of net sales.

Core gross margin as a percentage of net sales increased by 1.6 percentage points (cc), driven by favorable sales mix, partly offset by pressure on pricing. Core R&D expenses were up 0.5 percentage points (cc) due to increased investments in key pipeline projects. Core M&S expenses increased by 1.5 percentage points (cc), driven by launch activities for biosimilars and investments in other key products. Core G&A expenses were flat (cc). Core Other Income and Expense, net improved the margin by 1.0 percentage point (cc).

Full year

Net sales
Net sales were USD 9.2 billion (-4%, +7% cc) for the full year, as volume growth of 15 percentage points more than offset 8 percentage points of price erosion. All regions grew, led by the US (+10% cc), Western Europe (+3% cc), Asia Pacific (+13% cc) and Latin America (+18% cc). Central and Eastern Europe increased sales by 1% (cc), despite the significant impact of a weaker economy in Russia and political instability in Ukraine.

Global sales of Biopharmaceuticals grew at a strong double-digit rate (+39% cc) to USD 772 million, benefitting from the performance of recent launches. Anti-Infectives franchise sales were USD 1.4 billion (+9% cc), supported by a strong flu season at the beginning of the year and restored production capacities following quality upgrades in 2014.

Operating income
Operating income was USD 1.0 billion (-8%, +1% cc) for the full year, including USD 204 million of restructuring charges, mainly related to our manufacturing footprint initiative. Adjustments to arrive at core operating income amounted to a net expense of USD 654 million, including the above-mentioned restructuring charges and USD 383 million for amortization and impairments on intangible assets.

Core operating income increased 6% (+17% cc) to USD 1.7 billion. Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 1.7 percentage points to 18.1% of net sales.

Core gross margin as a percentage of net sales increased 1.1 percentage points (cc) as favorable sales mix and ongoing productivity programs more than offset price erosion. Core R&D and M&S expenses were flat as a percentage of net sales (cc) in the full year, as sales growth compensated for investments in key products and pipeline projects. Core G&A expenses were flat (cc). Core Other Income and Expense, net improved the margin by 0.4 percentage points (cc).

DISCONTINUED OPERATIONS1
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	0	1 558	nm	nm	601	5 816	nm	nm
Operating loss/income	-94	-1 179	nm	nm	12 477	-353	nm	nm
As % of net sales	nm	-75.7			nm	-6.1
Core operating loss/income	-2	93	nm	nm	-225	143	nm	nm
As % of net sales	nm	6.0			-37.4	2.5
nm = not meaningful

Fourth quarter

Net sales
As all transactions from the portfolio transformation were closed by the end of July 2015, the fourth quarter does not include any sales of the divested businesses, whereas the prior-year quarter included the results of all divested businesses during the three months, which amounted to USD 1.6 billion.

Operating loss/income
Operating loss from discontinued operations was USD 94 million, including additional transaction-related expenses, whereas the prior-year period amounted to a net operating loss of USD 1.2 billion, mainly driven by the exceptional impairment charge of USD 1.1 billion related to the divestment to CSL Limited, Australia (CSL) of the Vaccines influenza business.

Core operating loss for discontinued operations amounted to USD 2 million, compared to an income of USD 93 million in the prior-year quarter.

Full year

Operational results for discontinued operations in 2015 include seven months of results from the Vaccines influenza business, until its divestment date on July 31, 2015, as well as results from the non-influenza Vaccines business and OTC until their divestment date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested businesses during the full year.

Net sales
Discontinued operations sales in 2015 amounted to USD 601 million, including USD 70 million from the Vaccines influenza business, USD 75 million from the non-influenza Vaccines business and USD 456 million from OTC. In 2014, discontinued operations net sales were USD 5.8 billion.

Operating loss/income
Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.7 billion from the divestment of Animal Health (USD 4.6 billion) and the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.6 billion of additional transaction-related expenses.

The remaining operating loss from discontinued operations was USD 0.2 billion, representing the operating performance of the Vaccines influenza business up to July 31, as well as the non-influenza Vaccines business and OTC up to March 2, and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014.

Core operating loss for discontinued operations, which excludes these exceptional items, amounted to USD 225 million in 2015, compared to an income of USD 143 million in 2014.

Net income from discontinued operations amounted to USD 10.8 billion, mainly due to the exceptional gains from the GSK and Lilly transactions, compared to a net loss of USD 447 million in 2014, which included the exceptional gain of USD 0.9 billion from the divestment of the blood transfusion diagnostics unit to Grifols, more than offset by an exceptional impairment charge of USD 1.1 billion related to the divestment to CSL of the Vaccines influenza business.

1 Discontinued operations are defined on page 43.

Consolidated interim financial statements reflecting the portfolio transformation

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.”

For continuing operations, operational results include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities. Starting on March 2, 2015, the date of the completion of the GSK transactions, continuing operations also includes the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies).

For discontinued operations, full-year operational results include the results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the non-influenza Vaccines business and OTC until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. As all of these divestments were closed prior to the fourth quarter of 2015, fourth quarter operational results do not include the results from the Vaccines, OTC or Animal Health business. The prior year included the results of all divested units during the fourth quarter and full year.

Discontinued operations also includes, in the full year, the preliminary exceptional pre-tax gains of USD 12.7 billion from the divestment of Animal Health (USD 4.6 billion), the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.6 billion of additional transaction-related expenses.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Fourth quarter
Cash flow from operating activities of continuing operations in the fourth quarter amounted to USD 4.1 billion, compared to USD 4.7 billion in the prior-year period. The decrease of USD 0.6 billion was primarily due to the negative currency impact on operations and lower hedging gains.

The cash inflow from operating activities of discontinued operations in the fourth quarter of USD 0.1 billion relates mainly to tax refunds received from the divested businesses. The prior-year period amount of USD 0.5 billion includes the net cash inflows from the operating activities of the divested businesses.

The cash outflow for investing activities of continuing operations amounted to USD 1.5 billion in the fourth quarter. This was primarily due to the net cash outflow of USD 1.2 billion for the purchase of property, plant and equipment, intangibles (including the remaining ofatumumab rights for USD 0.3 billion) and other non-current assets, as well as the acquisition of businesses of USD 0.1 billion (Admune Therapeutics LLC) and a change in marketable securities with a net outflow of USD 0.2 billion.

In the prior-year period, cash flow from investing activities of continuing operations was a net outflow of USD 0.8 billion. This was primarily due to the net cash outflow of USD 0.8 billion for the purchase of property, plant and equipment, intangibles and other non-current assets. The proceeds from the sale of the investment in LTS Lohmann Therapie-Systeme AG of USD 0.3 billion were offset by the acquisition of businesses (WaveTec Vision Systems, Inc.).

The cash outflow for investing activities from discontinued operations in the fourth quarter amounted to USD 0.2 billion, mainly due to capital gains taxes and other payments related to the divested businesses.

Cash flow used in financing activities in the fourth quarter amounted to USD 2.8 billion compared to USD 0.7 billion in the prior-year period. The 2015 amount includes the repayment of outstanding commercial papers amounting to USD 3.7 billion, partially offset by the inflow of two US dollar denominated bonds totaling USD 3.0 billion, resulting in a net outflow from the change in current and non-current financial debts of USD 0.7 billion. The outflow for treasury share transactions amounted to USD 2.1 billion. The prior-year period included an increase of current and non-current financial debts of USD 1.2 billion and an outflow for treasury share transactions, net amounting to USD 1.9 billion.

The free cash flow from continuing operations in the fourth quarter was USD 2.9 billion (-26%), a decrease of USD 1.0 billion compared to the prior-year period, primarily due to the negative currency impact on operations, lower hedging gains and higher investments in intangible assets.

Total free cash flow including the continuing and discontinued operations in the fourth quarter was USD 3.0 billion, compared to USD 4.4 billion in the prior-year period.

Full year
Cash flow from operating activities of continuing operations was USD 12.1 billion, compared to USD 13.9 billion in 2014, primarily due to the negative currency impact on operations. The prior year also included higher proceeds from commercial settlements.

The net cash outflows from operating activities of discontinued operations amounted to USD 0.2 billion in 2015.

The cash outflow for investing activities of continuing operations amounted to USD 19.7 billion in 2015. This was primarily due to the outflow of USD 16.5 billion for the acquisition of businesses, mainly the oncology business from GSK for USD 16 billion, the net outflow of USD 2.8 billion for the purchase of property, plant and equipment, intangible and other non-current assets, and the net outflow of USD 0.3 billion from the change in marketable securities.

In 2014, cash flows used in investing activities of continuing operations was a small net outflow of USD 8 million. This was primarily due to net outflows of USD 0.3 billion from the acquisition of businesses and USD 3.0 billion mainly from purchase of property, plant and equipment, offset by USD 1.4 billion of proceeds from the sale of investments in associated companies, particularly LTS Lohmann Therapie-Systeme AG and Idenix Pharmaceuticals, Inc., and USD 1.9 billion of proceeds from the net sale of other marketable securities, including maturing long-term deposits.

The cash inflow for investing activities from discontinued operations of USD 8.9 billion was mainly driven by net proceeds from the divestments related to the portfolio transformation transactions. The prior-year cash inflow of USD 0.9 billion consisted mainly of proceeds from the divestment of the blood transfusion diagnostics unit to Grifols S.A.

The cash flows used in financing activities amounted to USD 9.2 billion, compared to USD 8.1 billion in 2014. The 2015 amount includes cash outflows of USD 6.6 billion for the dividend payment and USD 4.5 billion for treasury share transactions, net. The net inflow from the increase in current and non-current financial debt of USD 2.0 billion was mainly due to the issuance of three Swiss franc denominated bonds for a total amount of USD 1.5 billion in the first half of 2015, the issuance of two US dollar denominated bonds totaling USD 3.0 billion in the fourth quarter of 2015, and the increase in commercial paper outstanding of USD 0.4 billion, partially offset by the repayment at maturity of a US dollar denominated bond of USD 2.0 billion and a Swiss franc denominated bond of USD 0.9 billion. In 2014, the cash outflows included USD 6.8 billion for the dividend payment and USD 4.5 billion for treasury share transactions, net. These outflows were partially offset by increase in the current and non-current financial debt of USD 3.3 billion.

Free cash flow from continuing operations was USD 9.3 billion (-15%), compared to USD 10.9 billion in 2014. This was primarily due to the negative currency impact on operations. The prior-year period also included higher proceeds from Novartis Venture Fund divestments and commercial settlements.

Total free cash flow including the continuing and discontinued operations was USD 9.0 billion, compared to USD 10.8 billion in 2014.

Balance sheet

Assets
Total non-current assets of USD 108.7 billion at December 31, 2015 increased by USD 20.9 billion compared to December 31, 2014. Intangible assets other than goodwill increased by USD 10.4 billion to USD 34.2 billion, mainly on account of the new oncology assets acquired from GSK, which added product rights amounting to USD 13.0 billion to the intangible assets of the Group. This increase was partially offset by the amortization of intangible assets of USD 3.8 billion. Goodwill increased by USD 1.9 billion to USD 31.2 billion, mainly on account of the goodwill of USD 2.4 billion recorded on the new oncology assets, partially offset by currency translation adjustments of USD 0.6 billion.

Financial and other non-current assets increased by USD 8.6 billion to USD 27.3 billion, mainly on account of the 36.5% investment in the GSK consumer healthcare joint venture of USD 7.6 billion, while investments in property, plant and equipment were in line with the prior year.

Total current assets decreased by USD 14.7 billion to USD 22.8 billion at December 31, 2015, as cash and cash equivalents decreased by USD 8.4 billion to USD 5.4 billion, mainly on account of the net cash outflows from the portfolio transformation transactions as well as the dividend payment. The assets related to discontinued operations and held for sale reduced by USD 6.8 billion as a result of the closing of the portfolio transformation transactions in 2015. Trade receivables, inventories and other current assets were in line with the prior year.

Liabilities
Total financial debt, including derivatives, amounted to USD 21.9 billion at December 31, 2015 compared to USD 20.4 billion at December 31, 2014. Non-current financial debt increased by USD 2.5 billion to USD 16.3 billion at December 31, 2015, from USD 13.8 billion at December 31, 2014. The increase was mainly due to the issuance of three Swiss franc denominated bonds for a total amount of USD 1.5 billion and issuance of two US dollar denominated bonds for a total of USD 3.0 billion, partially offset by the reclassification to current financial debt of a euro denominated bond of USD 1.6 billion. Current financial debt decreased by USD 1.0 billion to USD 5.6 billion at December 31, 2015, from USD 6.6 billion at December 31, 2014. The decrease was mainly due to repayment at maturity of a US dollar denominated bond of USD 2.0 billion and a Swiss franc denominated bond of USD 0.9 billion, partially offset by the reclassification from non-current financial debt of the USD 1.6 billion euro denominated bond mentioned above.

Trade payables, other current and non-current liabilities of USD 32.5 billion increased by USD 0.8 billion compared to USD 31.7 billion at December 31, 2014. This change was due to an increase in other non-current liabilities of USD 0.6 billion and an increase in trade payables of USD 0.2 billion. The liabilities related to discontinued operations and held for sale reduced by USD 2.4 billion as a result of the closing of the portfolio transformation transactions in 2015.

The Group has an equivalent of approximately USD 0.2 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country and which is subject to loss of purchase power due to high inflation in the country. Our subsidiaries in Venezuela restate items in the balance sheet in line with the requirements of IAS 29 “Financial Reporting in Hyperinflationary Economies.” The corresponding monetary loss of USD 72 million is included in the 2015 financial results. The Group is exposed to potential devaluation losses in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at December 31, 2015 amounted to USD 0.3 billion.

In 2014 and through October 2015, the exchange rate used by the Group for consolidation of the financial statements of its Venezuela subsidiaries was the official exchange rate for the Venezuela bolivar (VEF) of VEF 6.3/USD, which is available for imports of specific goods and services of national priority, including medicines and medical supplies, as published by the Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI). In November 2015, a Venezuela subsidiary of the Group agreed with CENCOEX to settle a substantial part of our intercompany trade payables dated on or before December 31, 2014 in a transaction that required the Venezuela subsidiary to purchase a USD denominated bond at par value issued by Petróleos de Venezuela (PDVSA), with a coupon rate of 6% per annum maturing in 2024. In Venezuela there are differing official exchange rates against the USD and for the settlement of these intercompany trade payables, through the purchase of the USD bond, CENCOEX set the exchange rate at VEF 11.0/USD. As a result, from November 2015 the Group used the exchange rate of VEF 11.0/USD for the consolidation of the financial statements of its Venezuela subsidiaries, as this rate is potentially applicable when permission for future conversion to US dollars is granted. The use of the new exchange rate by the Venezuela subsidiaries resulted in a USD 211 million loss from the re-measurement of the intra-Group and third party liabilities. As agreed with CENCOEX, the Venezuela subsidiary purchased the PDVSA bond on December 9, 2015. The bond was sold on December 11, 2015. The proceeds from the sale of this bond were USD 73 million, resulting in a loss of USD 127 million.

Group equity
The Group’s equity increased by USD 6.3 billion to USD 77.1 billion at December 31, 2015, compared to USD 70.8 billion at December 31, 2014. The increase was on account of our net income of USD 17.8 billion, share-based compensation of USD 0.8 billion and the settlement of the obligation under the share repurchase agreement of USD 0.7 billion. The increase was partially offset by the USD 6.6 billion dividend payment, net purchases of treasury shares of USD 4.5 billion, unfavorable currency translation differences of USD 1.7 billion and net actuarial losses from defined benefit plans of USD 0.1 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 5.4 billion at December 31, 2015 compared to USD 13.9 billion at December 31, 2014, and net debt increased over the same period by USD 10.0 billion to USD 16.5 billion. The debt/equity ratio decreased to 0.28:1 at December 31, 2015 compared to 0.29:1 at December 31, 2014.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 135 in Pharmaceuticals.

Key developments from the fourth quarter of 2015 include:

New approvals and positive opinions

•	Entresto (sacubitril/valsartan) was approved in the EU for the treatment of adult patients with symptomatic chronic heart failure with reduced ejection fraction (HFrEF).

•
Cosentyx (secukinumab) was approved in the EU to treat ankylosing spondylitis (AS) and psoriatic arthritis (PsA). Cosentyx is now approved for the treatment of adults with active AS who have responded inadequately to conventional therapy, such as non-steroidal anti-inflammatory drugs, and for the treatment of active PsA in adults when the response to disease-modifying anti-rheumatic drug therapy is unsatisfactory.

•	Cosentyx was also approved in the US for the AS and PsA indications in January 2016.

•	The Japanese Ministry of Health, Labour and Welfare approved Cosentyx for the treatment of patients with pustular psoriasis.

•
The FDA approved the dual combination bronchodilator Utibron Neohaler (indacaterol/glycopyrrolate) inhalation powder for the long-term maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema. The FDA also approved Seebri Neohaler (glycopyrrolate) inhalation powder, which is one component of Utibron Neohaler, as a standalone monotherapy for the same COPD indication. Utibron and Seebri are delivered via the low-resistance Neohaler inhaler, which makes it suitable for patients with different severities of airflow limitation. Novartis remains committed to offering new treatment options to patients with COPD in the US. Options for a US launch of Utibron Neohaler, including the potential for partnering, continue to be assessed by Novartis.

•
The FDA granted regular approval for the combination of Tafinlar + Mekinist (dabrafenib + trametinib) for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma as detected by an FDA-approved test. This is the first targeted therapy combination demonstrating more than two years of overall survival (OS) in patients with the most aggressive form of skin cancer. The combination was previously approved in the US under the FDA’s accelerated approval program.

•
The FDA approved Arzerra (ofatumumab) as an extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive chronic lymphocytic leukemia.

•
The UK’s National Institute for Health and Care Excellence (NICE) recommended Farydak (panobinostat) as a treatment option for adult patients with relapsed and/or refractory multiple myeloma who have received at least two prior treatment regimens including bortezomib and an immunomodulatory agent.

•	Jakavi (ruxolitinib) was approved in Canada to control hematocrit in adult patients with polycythemia vera resistant to or intolerant of a cytoreductive agent.

•
The FDA approved an addition to the Jadenu (deferasirox) label allowing the tablets to be crushed and sprinkled on food, thus enabling patients who cannot swallow whole tablets to benefit from the oral formulation.

•
The CHMP adopted a positive opinion recommending a change to the adult ITP indication for Revolade (eltrombopag) that removes language limiting use only to splenectomised patients who are refractory to other treatments.

•	Alcon achieved European CE mark for AirOptix Plus HydraGlyde, a monthly contact lens for correction of refractive error with longer lasting lens surface wettability for added comfort.

Regulatory submissions and filings

•
The FDA and Health Canada granted priority review to the application for Afinitor (everolimus) for use in advanced, progressive, non-functional neuroendocrine tumors (NET) of gastrointestinal or lung origin.

•	A regulatory application was submitted to the FDA for Xolair (omalizumab) in pediatrics, for the indication of allergic asthma.

•
The EMA accepted Sandoz’s regulatory submission for biosimilar Enbrel® (etanercept). Sandoz is seeking approval for all indications included in the reference product’s label, including rheumatoid arthritis and psoriasis.

•
The FDA accepted Sandoz’s regulatory submission for biosimilar Neulasta® (pegfilgrastim). The submission was based on the Phase III PROTECT 2 study, which showed the proposed biosimilar to be both equivalent and non-inferior to Neulasta® for the prevention of neutropenia in patients with breast cancer. Sandoz is seeking approval for the same indication as the reference product.

Results from ongoing trials and other highlights

•
Late-breaking results for Cosentyx presented at the American College of Rheumatology showed up to 80% of patients with AS had no radiographic progression in the spine as shown by x-ray assessment over two years. This is the first time that data on structural spinal progression in AS have been presented for an IL-17A inhibitor. In addition, at the same meeting, new data was presented for Cosentyx showing no further progression in joint damage in 84% of patients with PsA over two years of treatment.

•
The results of the MEASURE 1 and MEASURE 2 Phase III studies for Cosentyx in AS were published in The New England Journal of Medicine in December. These pivotal studies demonstrated significant clinical improvements with Cosentyx versus placebo in the signs and symptoms of active AS, and, collectively, the studies form the largest clinical trial program ever conducted in AS, involving 590 patients.

•
Novartis confirmed that, following interim analysis, the Data Monitoring Committee of the RELAX-AHF-2 study of RLX030 (serelaxin) recommended continuing the trial without changes. Top-line results are expected in 2017, based on the latest projections to obtain the pre-specified number of cardiovascular events needed to complete the study. Timelines were slightly extended after the addition in 2015 of “worsening heart failure” as an additional primary endpoint.

•
In January 2016, Novartis continued to grow its immuno-oncology pipeline through a collaboration and licensing agreement with Surface Oncology. Through the agreement, Novartis gained access to four pre-clinical programs that target regulatory T cell populations, inhibitory cytokines, and immunosuppressive metabolites in the tumor microenvironment. Novartis now has seven immuno-oncology assets in clinical trials and five more are expected to enter the clinic individually and as combinations by the end of 2016.

•
The latest findings from two ongoing Phase II studies of CTL019, an investigational chimeric antigen receptor T cell (CART) therapy, were presented at the American Society of Hematology. In a study of relapsed/refractory (r/r) pediatric acute lymphoblastic leukemia (ALL), 55 of 59 patients experienced complete remissions with CTL019. OS was 79% at 12 months, and relapse-free survival was 76% at six months and 55% at 12 months. Additionally, 52 of 59 patients developed Grade 1-4 cytokine-release syndrome (CRS). In a study of CTL019 in certain r/r non-Hodgkin lymphomas, an overall response rate (ORR) of 73% (8/11) was observed in patients with follicular lymphoma and 47% (7/15) in patients with diffuse large B-cell lymphoma (DLBCL). Four patients developed CRS of Grade 3 or higher at peak T cell expansion.

•
Novartis recently expanded its own global multi-site Phase II clinical trial of CTL019 in pediatric r/r ALL and adult r/r DLBCL with the opening of study sites in Europe. Novartis is processing patient cells for these global studies at its cell-processing facility in Morris Plains, NJ, the first FDA-approved Good Manufacturing Practices quality site for a cell therapy.

•	In the COMFORT-II Phase III study, five-year treatment with Jakavi (ruxolitinib) demonstrated an OS advantage for myelofibrosis patients, despite crossover from best available therapy after week 48.

•
Top-line results from the head-to-head FLAME trial demonstrated superiority of Ultibro Breezhaler (indacaterol/glycopyrronium) to Seretide® in reducing COPD exacerbations over one year of treatment. First results confirmed that Ultibro Breezhaler is an effective steroid-free option that both reduces exacerbations and improves lung function in COPD patients with one or more exacerbations in the past year, compared to Seretide®. Full study results are due in 2016.

•
In the Phase III RATIFY (CALGB 10603) trial, adult patients under 60 years of age with newly-diagnosed FLT3-mutated acute myeloid leukemia who received PKC412 (midostaurin) plus standard induction and consolidation chemotherapy, followed by PKC412 for up to a year, experienced a 23% improvement in OS (hazard ratio = 0.77, P = 0.0074) compared to those treated with standard induction and consolidation chemotherapy alone. No statistically significant differences were observed in the overall rate of Grade 3 or higher hematologic and non-hematologic adverse events. The data will serve as the basis for worldwide regulatory submissions in the first half of 2016.

•
Novartis determined that the SUPPORT and ASPIRE studies do not support registration of Promacta/Revolade (eltrombopag) in intermediate-1, intermediate-2 and high-risk myelodysplastic syndrome and/or acute myeloid leukemia. Novartis is still evaluating the data from both trials to assess whether ongoing development of Promacta/Revolade in these patient populations is warranted.

•	Results from the pivotal Phase III RADIANT-4 trial of Afinitor in advanced, progressive, non-functional NET of gastrointestinal or lung origin were published in The Lancet.

•
At Society of Melanoma Research, results were presented from the largest pooled data analysis conducted of 617 patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma treated with the combination of Tafinlar + Mekinist. The aim of the analysis was to identify baseline and post-baseline factors that could have an impact on survival. The analysis showed that patients experienced longer progression-free survival (PFS) and OS when baseline lactate dehydrogenase (LDH) levels were normal as compared to those with elevated LDH levels. The results further validate that the combination Tafinlar + Mekinist is an effective option for BRAF+ patients with a better prognosis indicated by a normal LDH level. The safety results from the studies in this analysis were consistent with the profile observed to date for the combination; no new safety concerns were observed.

•
Results from the pivotal Phase III PANORAMA-1 study of Farydak in combination with bortezomib and dexamethasone in patients with multiple myeloma who have received at least two prior regimens, including bortezomib and an immunomodulatory agent, showed a progression-free survival benefit favoring the Farydak combination. These results were published online in Blood.

•
Results from the Phase III BELLE-2 trial presented at the San Antonio Breast Cancer Symposium showed BKM120 (buparlisib) plus fulvestrant led to 6.9 months of PFS compared to 5.0 months for placebo plus fulvestrant. The subpopulation of patients with ctDNA PIK3CA mutation experienced a 3.8 month PFS improvement. These results validate the role of combination therapy for patients with PI3K mutant ER+, HER2- advanced breast cancer. The results are being discussed with global regulatory authorities.

•
The Phase III study of single agent OMB157 (ofatumumab) compared to single agent rituximab in patients with follicular non-Hodgkin's lymphoma that has relapsed at least 6 months after completion of treatment with a rituximab-containing regimen will be stopped early. The decision was made after a planned interim analysis performed by an independent Data Monitoring Committee showed that it was unlikely that ofatumumab would show superiority if the trial were to be completed as planned.

•
Novartis has acquired all remaining rights to OMB157 (ofatumumab) from GSK, including rights for relapsing multiple sclerosis (RMS) and other autoimmune indications. The transaction was closed on December 21, 2015. We expect to begin a Phase III trial in 2016.

•
The six-month data for the Lucentis (ranibizumab) MINERVA study, a 12-month, randomized, double-masked, sham-controlled, multi-center study to evaluate the efficacy and safety of 0.5 mg ranibizumab intravitreal injections in patients with rare diseases causing visual impairment due to VEGF-driven choroidal neovascularization (CNV) have been analyzed. The results support the extension of Lucentis indications and a submission in the EU is planned for the first quarter of 2016.

•
Genentech entered into an agreement with Novartis to participate in certain rights related to the Novartis licensing and commercialization agreement with Ophthotech Corporation for OAP030 (pegpleranib, also known as Fovista). We continue to hold the license for the exclusive rights to develop and market OAP030 outside of the US and will remain responsible for the development and commercialization for OAP030 outside of the US. Genentech will share certain risks and benefits with Novartis.

•
In a Phase IIb study in severe, uncontrolled asthma patients, QGE031 (ligelizumab) failed to demonstrate efficacy following 16 weeks of treatment when added to high-dose inhaled corticosteroids plus long-acting β2-agonists. The ongoing QGE031 Phase II program in chronic spontaneous urticaria will be continued as planned.

•
Alcon launched Contoura Vision, a topography-guided LASIK treatment designed to provide surgeons the ability to perform more personalized laser procedures based on the unique corneal topography of each eye.

Selected approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Arzerra	Ofatumumab	Extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive chronic lymphocytic leukemia	US - Jan. 2016
Tafinlar + Mekinist	Dabrafenib + trametinib	BRAF V600+ metastatic melanoma	US - Nov. 2015 (regular approval, based on overall survival data)
Entresto (LCZ696)	Sacubitril/valsartan	Chronic heart failure with reduced ejection fraction	EU - Nov. 2015
Cosentyx (AIN457)	Secukinumab	Psoriatic arthritis	EU - Nov. 2015 US - Jan. 2016
Cosentyx	Secukinumab	Ankylosing spondylitis	EU - Nov. 2015 US - Jan. 2016
Cosentyx	Secukinumab	Pustular psoriasis	JP - Dec. 2015
Seebri Neohaler (NVA237)	Glycopyrrolate	COPD	US - Oct. 2015
Utibron Neohaler (QVA149)	Indacaterol/glycopyrrolate	COPD	US - Oct. 2015
AirOptix Plus HydraGlyde	Contact lens	Refractive error	EU - Dec. 2015

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Afinitor	Advanced progressive, non-functioning GI or lung NET	Q3 2015	Q3 2015	Q3 2015	- FDA granted the application priority review
Arzerra	Chronic lymphocytic leukemia (extended treatment)	Approved	Q3 2015
Jadenu	Iron overload	Approved	Q1 2015
Promacta/ Revolade	Pediatric chronic immune thrombocyto-penia	Approved (PfOS)	Q1 2015
	Severe aplastic anemia	Approved	Approved
Tafinlar + Mekinist	BRAF V600+ metastatic melanoma	Approved	Approved	Q2 2015
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (NSCLC), post crizotinib	Approved	Approved	Q2 2015	- Orphan Drug Application approved in Japan

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia	≥ 2020	I
AMG 334	Migraine		III	- Partnership agreement with Amgen signed on Aug. 28, 2015
ASB183	Solid and hematologic tumors	≥ 2020	I
Ilaris (ACZ885)	Hereditary periodic fevers (crFMF, HIDS, TRAPS)	2016	III	- Interim data expected to be presented at medical meetings in 2016 - Study fully enrolled
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
Afinitor/Votubia	TSC seizure	2016	III
	Diffuse large B-cell lymphoma	2016	III	- Sufficient follow-up to provide mature DFS results for a 2016 filing
Arzerra	Chronic lymphocytic leukemia (relapse)	2016	III
	Non-Hodgkin’s lymphoma (refractory)	2017	III
BAF312	Secondary progressive MS	2019	III	- Phase III results expected mid-2016
BGJ398	Solid tumors	≥ 2020	II
BKM120 + fulvestrant	Metastatic breast cancer ER+ AI resistant mTOR naïve 2nd line	2016	III	- BELLE-2 data presented at SABCS. Submission will be based on 2nd interim survival analysis
	Metastatic breast cancer ER+ post AI and mTOR inhibitor 3rd line	2016	III	- Submission will be based on final PFS analysis
BKM120	Solid tumors	≥ 2020	I
BYL719	Solid tumors	≥ 2020	I

BYL719 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 2nd line	2019	III
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture	≥ 2020	II
	Sarcopenia	≥ 2020	II
CAD106	Alzheimer’s disease	≥ 2020	II / III
CJM112	Immune disorders	≥ 2020	II
CNP520	Alzheimer’s disease	≥ 2020	I/II	- Partnership agreement with Amgen signed on Aug. 28, 2015
Cosentyx (AIN457)	Non-radiographic axial spondyloarthritis	2018	III
CTL019	Pediatric acute lymphoblastic leukemia	2017	II
	Diffuse large B-cell lymphoma	2017	II
EGF816	Solid tumors	2018	I / II
EMA401	Neuropathic pain	≥ 2020	II	- Acquisition of Spinifex closed Jul. 24, 2015
Entresto (LCZ696)	Chronic heart failure with preserved ejection fraction	2019	III
	Post-acute myocardial infarction	≥ 2020	III
FCR001	Renal transplant	≥ 2020	II
Gilenya	Chronic inflammatory demyelinating polyradiculoneuropathy	2017	III
HSC835	Stem cell transplantation	≥ 2020	II
INC280	NSCLC	2018	II
KAE609	Malaria	≥ 2020	II
KAF156	Malaria	2019	II
LCI699	Cushing’s disease	2017	III
LEE011 + letrozole	HR+/HER2- postmenopausal advanced breast cancer 1st line	2016	III	- Phase III registration study fully enrolled
LEE011 + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced breast cancer 1st line	2018	III	- Phase III registration study enrolling
LEE011 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 1st/2nd line	2018	III	- Accelerated enrollment in trial
LEE011	Solid tumors	2020	I	- Pending study initiation
LJM716	Solid tumors	≥ 2020	I
LJN452	Non-alcoholic steatohepatitis (NASH)	≥ 2020	II
Lucentis	Choroidal neovascularization (CNV) in rare diseases	2016	III	- Planned EU submission in Q1 2016 for an indication extension for CNV in rare diseases
	Retinopathy of prematurity	2018	III	- Phase III trial started Dec 2015
OAP030 (pegpleranib; also known as Fovista, E10030)	Neovascular age-related macular degeneration (nAMD)	2017	III	- Enrollment of second pivotal trial completed in Oct. 2015

OMB157 (ofatumumab)	Relapsing multiple sclerosis (RMS)	2019	II	- Novartis signed an agreement to acquire all remaining rights to GSK’s ofatumumab on Aug. 21, 2015; transaction closed on Dec. 21, 2015 - Phase III trial expected to begin in mid-2016
PIM447	Hematologic tumors	≥2020	I
PKC412	Aggressive systemic mastocytosis	2016	II
	Acute myeloid leukemia	2016	III	- Pivotal data presented at ASH
QAW039	Asthma	2019	III
	Atopic dermatitis	≥ 2020	II
QAX576	Allergic diseases	≥ 2020	II
QGE031	CSU/IU	≥ 2020	II
QMF149	Asthma	2018	III
QVM149	Asthma	2018	III	- FPFV achieved in Dec. 2015
RLX030 (serelaxin)	Acute heart failure	2017	III
Signifor LAR	Cushing’s disease	2016	III
Tafinlar + Mekinist	BRAF V600+ NSCLC	2016	II	- Trial ongoing
	BRAF V600+ melanoma (adjuvant)	2017	III	- Trial ongoing
	BRAF V600+ colorectal cancer	≥ 2020	I/II
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
VAY736	Primary Sjoegren’s syndrome	≥ 2020	II
Votrient	Renal cell carcinoma (adjuvant)	2016	III	- The number of events required to conduct the primary analysis has been reached
Zykadia (LDK378)	ALK+ advanced NSCLC (1st line, treatment naïve)	2017	III	- Phase III study enrollment completed
	ALK+ NSCLC (brain metastases)	2019	II	- Extended enrollment period

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2016	Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2014	Submitted
AcrySof IQ Aspheric IOL with UltraSert	Pre-loaded IOL delivery device	JP 2015	Submitted
OPHTHALMIC PHARMACEUTICALS
RTH258	Retina (wet AMD)		Phase III	- First Phase III clinical studies initiated Dec. 2014 - Second Phase III clinical studies initiated Q3 2015
Jetrea Ready- Diluted Ocriplasmin Injection	Retina (vitreomacular traction)	JP 2017	Phase III
Nepafenac (0.3%)	Retina (macular edema)	US 2018 EU 2015	Submitted

VISION CARE
AirOptix Plus HydraGlyde contact lens	Refractive	US 2016 JP 2016	Advanced Advanced	- Received CE mark in Europe in Q4 2015

Selected Sandoz pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submissions status	Current Phase	News update
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis (RA), granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
			II and III	- Recruitment in Phase III follicular lymphoma & Phase II RA trials completed in Jan. 2015 and Jun. 2015 respectively
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	EU and US	Submitted	- File accepted by FDA and EMA in Q4 2015
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Recruitment in Phase III psoriasis completed in Mar. 2015
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US	Submitted	- File accepted by FDA in Q4 2015
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)		III	- Trial complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	Submitted	- File accepted by EMA in Q4 2015

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter (unaudited)

	Q4 2015 USD m	Q4 2014 USD m	Change USD m

Net sales to third parties from continuing operations	12 520	13 075	-555

Sales to discontinued segments	0	55	-55

Net sales from continuing operations	12 520	13 130	-610

Other revenues	284	224	60

Cost of goods sold	-4 549	-4 416	-133

Gross profit from continuing operations	8 255	8 938	-683

Marketing & Sales	-3 175	-3 229	54

Research & Development	-2 472	-2 537	65

General & Administration	-710	-736	26

Other income	596	606	-10

Other expense	-817	-691	-126

Operating income from continuing operations	1 677	2 351	-674

Income from associated companies	10	580	-570

Interest expense	-158	-188	30

Other financial income and expense	-398	13	-411

Income before taxes from continuing operations	1 131	2 756	-1 625

Taxes	-77	-308	231

Net income from continuing operations	1 054	2 448	-1 394

Net income/loss from discontinued operations	2	-961	963

Net income	1 056	1 487	-431

Attributable to:
Shareholders of Novartis AG	1 054	1 491	-437

Non-controlling interests	2	-4	6

Weighted average number of shares outstanding – Basic (million)	2 385	2 408	-23

Basic earnings per share from continuing operations (USD)[1]	0.44	1.02	-0.58

Basic earnings per share from discontinued operations (USD)[1]	0.00	-0.40	0.40

Total basic earnings per share (USD)[1]	0.44	0.62	-0.18

Weighted average number of shares outstanding – Diluted (million)	2 418	2 449	-31

Diluted earnings per share from continuing operations (USD)[1]	0.44	1.00	-0.56

Diluted earnings per share from discontinued operations (USD)[1]	0.00	-0.39	0.39

Total diluted earnings per share (USD)[1]	0.44	0.61	-0.17

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Full year (audited)

	FY 2015 USD m	FY 2014 USD m	Change USD m

Net sales to third parties from continuing operations	49 414	52 180	-2 766

Sales to discontinued segments	26	239	-213

Net sales from continuing operations	49 440	52 419	-2 979

Other revenues	947	1 215	-268

Cost of goods sold	-17 404	-17 345	-59

Gross profit from continuing operations	32 983	36 289	-3 306

Marketing & Sales	-11 772	-12 377	605

Research & Development	-8 935	-9 086	151

General & Administration	-2 475	-2 616	141

Other income	2 049	1 391	658

Other expense	-2 873	-2 512	-361

Operating income from continuing operations	8 977	11 089	-2 112

Income from associated companies	266	1 918	-1 652

Interest expense	-655	-704	49

Other financial income and expense	-454	-31	-423

Income before taxes from continuing operations	8 134	12 272	-4 138

Taxes	-1 106	-1 545	439

Net income from continuing operations	7 028	10 727	-3 699

Net income/loss from discontinued operations	10 766	-447	11 213

Net income	17 794	10 280	7 514

Attributable to:
Shareholders of Novartis AG	17 783	10 210	7 573

Non-controlling interests	11	70	-59

Weighted average number of shares outstanding – Basic (million)	2 403	2 426	-23

Basic earnings per share from continuing operations (USD)[1]	2.92	4.39	-1.47

Basic earnings per share from discontinued operations (USD)[1]	4.48	-0.18	4.66

Total basic earnings per share (USD)[1]	7.40	4.21	3.19

Weighted average number of shares outstanding – Diluted (million)	2 438	2 470	-32

Diluted earnings per share from continuing operations (USD)[1]	2.88	4.31	-1.43

Diluted earnings per share from discontinued operations (USD)[1]	4.41	-0.18	4.59

Total diluted earnings per share (USD)[1]	7.29	4.13	3.16

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Fourth quarter (unaudited)

	Q4 2015 USD m	Q4 2014 USD m	Change USD m

Net income	1 056	1 487	-431

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	46	78	-32

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	0	5	-5

Translation effects	-730	-873	143

Total of items to eventually recycle	-684	-790	106

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains from defined benefit plans, net of taxes	305	320	-15

Comprehensive income	677	1 017	-340

Attributable to:
Shareholders of Novartis AG	675	1 022	-347

Continuing operations	665	2 022	-1 357

Discontinued operations	10	-1 000	1 010

Non-controlling interests	2	-5	7

Full year (audited)

	FY 2015 USD m	FY 2014 USD m	Change USD m

Net income	17 794	10 280	7 514

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	48	110	-62

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-48	-5	-43

Translation effects	-1 662	-2 220	558

Total of items to eventually recycle	-1 662	-2 115	453

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-147	-822	675

Comprehensive income	15 985	7 343	8 642

Attributable to:
Shareholders of Novartis AG	15 977	7 274	8 703

Continuing operations	5 238	7 820	-2 582

Discontinued operations	10 739	-546	11 285

Non-controlling interests	8	69	-61

Condensed consolidated balance sheets (audited)

	Dec 31, 2015 USD m	Dec 31, 2014 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 982	15 983	-1

Goodwill	31 174	29 311	1 863

Intangible assets other than goodwill	34 217	23 832	10 385

Financial and other non-current assets	27 338	18 700	8 638

Total non-current assets	108 711	87 826	20 885

Current assets
Inventories	6 226	6 093	133

Trade receivables	8 180	8 275	-95

Other current assets	2 992	2 530	462

Cash and cash equivalents, marketable securities, commodities and derivatives	5 447	13 862	-8 415

Assets related to discontinued operations and held for sale	0	6 801	-6 801

Total current assets	22 845	37 561	-14 716

Total assets	131 556	125 387	6 169

Equity and liabilities
Equity attributable to Novartis AG shareholders	77 046	70 766	6 280

Non-controlling interests	76	78	-2

Total equity	77 122	70 844	6 278

Non-current liabilities
Financial debts	16 327	13 799	2 528

Other non-current liabilities	14 399	13 771	628

Total non-current liabilities	30 726	27 570	3 156

Current liabilities
Trade payables	5 668	5 419	249

Financial debts and derivatives	5 604	6 612	-1 008

Other current liabilities	12 436	12 524	-88

Liabilities related to discontinued operations and held for sale	0	2 418	-2 418

Total current liabilities	23 708	26 973	-3 265

Total liabilities	54 434	54 543	-109

Total equity and liabilities	131 556	125 387	6 169

Condensed consolidated changes in equity

Fourth quarter (unaudited)

	Q4 2015 USD m	Q4 2014 USD m	Change USD m

Consolidated equity at October 1	76 785	71 424	5 361

Comprehensive income	677	1 017	-340

Purchase of treasury shares	-1 967	-1 891	-76

Decrease of treasury share repurchase obligation under a share buy-back trading plan	1 533	17	1 516

Increase in equity from exercise of options and employee transactions	10	3	7

Equity-based compensation	83	277	-194

Change in non-controlling interests	1	-3	4

Consolidated equity at December 31	77 122	70 844	6 278

Full year (audited)

	FY 2015 USD m	FY 2014 USD m	Change USD m

Consolidated equity at January 1	70 844	74 472	-3 628

Comprehensive income	15 985	7 343	8 642

Purchase of treasury shares	-6 119	-6 926	807

Decrease/(Increase) of treasury share repurchase obligation under a share buy-back trading plan	658	-658	1 316

Increase in equity from exercise of options and employee transactions	1 592	2 400	-808

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Equity-based compensation	815	1 143	-328

Change in non-controlling interests	-10	-120	110

Consolidated equity at December 31	77 122	70 844	6 278

Condensed consolidated cash flow statements

Fourth quarter (unaudited)

	Q4 2015 USD m	Q4 2014 USD m	Change USD m

Net income from continuing operations	1 054	2 448	-1 394

Reversal of non-cash items
Taxes	77	308	-231

Depreciation, amortization and impairments	1 429	1 291	138

Change in provisions and other non-current liabilities	518	316	202

Income from associated companies	-10	-580	570

Net financial income	556	175	381

Other	-70	-118	48

Net income adjusted for non-cash items	3 554	3 840	-286

Interest and other financial receipts	73	394	-321

Interest and other financial payments	-150	-168	18

Taxes paid[1]	-528	-559	31

Cash flows before working capital changes from continuing operations	2 949	3 507	-558

Payments out of provisions and other net cash movements in non-current liabilities	-291	-251	-40

Change in net current assets and other operating cash flow items	1 439	1 467	-28

Cash flows from operating activities from continuing operations	4 097	4 723	-626

Cash flows from operating activities from discontinued operations [1]	60	482	-422

Total cash flows from operating activities	4 157	5 205	-1 048

Purchase of property, plant & equipment	-753	-830	77

Purchase of intangible, financial and other non-current assets	-561	-304	-257

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	159	366	-207

Acquisitions of businesses	-135	-350	215

Change in marketable securities, commodities and net investments in associated companies	-187	331	-518

Cash flows used in investing activities from continuing operations	-1 477	-787	-690

Cash flows used in investing activities from discontinued operations [1]	-213	-132	-81

Total cash flows used in investing activities	-1 690	-919	-771

Change in current and non-current financial debts	-731	1 157	-1 888

Treasury share transactions, net	-2 073	-1 899	-174

Other financing cash flows	29	0	29

Cash flows used in financing activities	-2 775	-742	-2 033

Net translation effect on cash and cash equivalents	-346	-162	-184

Change in cash and cash equivalents	-654	3 382	-4 036

Cash and cash equivalents at October 1	5 328	9 641	-4 313

Cash and cash equivalents at December 31	4 674	13 023	-8 349

[1] The total tax payment in Q4 2015 amounted to USD 651 million (Q4 2014: USD 692 million) of which a refund of USD 70 million (Q4 2014: payment of USD 19 million) was included in the cash flows from operating activities of discontinued operations and a USD 193 million payment (Q4 2014: USD 114 million) in the cash flows used in investing activities of discontinued operations.

Condensed consolidated cash flow statements

Full year (audited)

	FY 2015 USD m	FY 2014 USD m	Change USD m

Net income from continuing operations	7 028	10 727	-3 699

Reversal of non-cash items
Taxes	1 106	1 545	-439

Depreciation, amortization and impairments	5 575	4 751	824

Change in provisions and other non-current liabilities	1 642	1 490	152

Income from associated companies	-266	-1 918	1 652

Net financial income	1 109	735	374

Other	-96	122	-218

Net income adjusted for non-cash items	16 098	17 452	-1 354

Interest and other financial receipts	1 180	1 067	113

Interest and other financial payments	-669	-692	23

Taxes paid[1]	-2 454	-2 179	-275

Cash flows before working capital changes from continuing operations	14 155	15 648	-1 493

Payments out of provisions and other net cash movements in non-current liabilities	-1 207	-1 125	-82

Change in net current assets and other operating cash flow items	-863	-625	-238

Cash flows from operating activities from continuing operations	12 085	13 898	-1 813

Cash flows used in operating activities from discontinued operations [1]	-188	-1	-187

Total cash flows from operating activities	11 897	13 897	-2 000

Purchase of property, plant & equipment	-2 367	-2 624	257

Purchase of intangible, financial and other non-current assets	-1 484	-1 079	-405

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	1 025	739	286

Acquisitions of businesses	-16 507	-331	-16 176

Change in marketable securities, commodities and net investments in associated companies	-333	3 287	-3 620

Cash flows used in investing activities from continuing operations	-19 666	-8	-19 658

Cash flows from investing activities from discontinued operations [1]	8 882	889	7 993

Total cash flows used in/from investing activities	-10 784	881	-11 665

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Change in current and non-current financial debts	1 961	3 318	-1 357

Treasury share transactions, net	-4 490	-4 515	25

Other financing cash flows	-4	-140	136

Cash flows used in financing activities	-9 176	-8 147	-1 029

Net translation effect on cash and cash equivalents	-286	-295	9

Change in cash and cash equivalents	-8 349	6 336	-14 685

Cash and cash equivalents at January 1	13 023	6 687	6 336

Cash and cash equivalents at December 31	4 674	13 023	-8 349

1 In 2015, the total tax payment amounted to USD 3.3 billion (2014: USD 2.6 billion) of which a refund of USD 94 million (2014: payment of USD 7 million) was included in the cash flows used in operating activities of discontinued operations and a USD 965 million payment (2014: USD 459 million) in the cash flows from investing activities of discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2015 (audited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2015, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2015 Annual Report published on January 27, 2016.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2015 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

In particular, during the first half of 2015, the significant transactions discussed in Note 3, were completed. Several of these transactions contained contingent consideration due to Novartis. Accounting for such contingent consideration requires management to make assumptions on the probability and amount of potential payments. If actual amounts are different from the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s results of operations or cash flow.

The significant transactions discussed in Note 3 also included the formation of a new entity during the first quarter of 2015 via contribution of businesses from both Novartis and GlaxoSmithKline plc (GSK). Novartis has a 36.5% interest in this newly created entity and will account for its stake using the equity method of accounting. Novartis has valued the contribution of 63.5% of its former OTC Division to the entity in exchange for 36.5% of the GSK Consumer Healthcare Joint Venture at fair value. The resulting gain for Novartis is based on these exchanged values. Novartis has elected to apply an option under IFRS for entities formed by contributions. Under this option, the retained 36.5% interest of Novartis in its former OTC division continues to be measured at its net book value at the time of the formation of the entity.

Furthermore, as discussed in the 2015 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations or cash flow.

3. Significant transactions

2015

Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business for USD 5.4 billion in cash. This resulted in a pre-tax gain of USD 4.6 billion which is recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Pharmaceuticals –Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration at the acquisition date is contingent on certain development milestones. The fair value of this potentially refundable consideration is USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The purchase price allocation of the fair value of the consideration of USD 15.9 billion resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion. Since the acquisition the business generated net sales of USD 1.8 billion. Management estimates net sales for the entire year 2015 would have amounted to USD 2.1 billion had the Oncology products been acquired at the beginning of the 2015 reporting period. The net results from operations on a reported basis since the acquisition date were not significant.

Vaccines – Divestment
Novartis has divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties is USD 1.0 billion, resulting in a fair value of consideration received of USD 6.25 billion. Included in this amount, is a USD 450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of USD 2.8 billion which is recorded in operating income from discontinued operations.

Novartis’s Vaccines influenza business is excluded from the GSK Vaccines business acquisition. However, GSK entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the Vaccines influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
Novartis and GSK have agreed to create a combined consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. On March 2, 2015, a new entity was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in an associated company of USD 7.6 billion was recorded. The resulting pre-tax gain, net of transaction-related costs, of USD 5.9 billion is recorded in operating income from discontinued operations.

Novartis has four of eleven seats on the joint venture entity’s Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism.

The investment is accounted for using the equity method of accounting using estimated results for the last quarter of the year. Any differences between this estimate and actual results, when available, will be adjusted in the Group’s 2016 consolidated financial statements.

Additional GSK related costs
The GSK transaction resulted in USD 0.6 billion of additional transaction-related expenses.

Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being classified as a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the Vaccines influenza business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which is included in operating income from discontinued operations.

Pharmaceuticals – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015 Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australian-based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the total purchase consideration was USD 312 million. The amount consisted of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 263 million and goodwill of USD 49 million. Results of operations since the date of acquisition were not material.

Pharmaceuticals – Acquisition of Admune Therapeutics LLC
On October 16, 2015, Novartis acquired Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis’ pipeline of cancer immunotherapies. The total purchase consideration amounted to USD 258 million. This amount consists of an initial cash payment of USD 140 million and the net present value of the contingent consideration of USD 118 million due to Admune’s previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 258 million. No goodwill was recognized. Results of operations since the date of acquisition were not material.

2014

Vaccines – Divestment of blood transfusion diagnostics unit
On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was approximately USD 0.9 billion and was recorded in operating income from discontinued operations.

Pharmaceuticals – Acquisition of CoStim Pharmaceuticals, Inc.
On February 17, 2014, Novartis acquired all of the outstanding shares of CoStim Pharmaceuticals, Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer, for a total purchase consideration (excluding cash acquired) of USD 248 million. This amount consists of an initial cash payment and the net present value of contingent consideration of USD 153 million due to previous CoStim’s shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million. Results of operations since the date of acquisition were not material.

Pharmaceuticals – Divestment of Idenix Pharmaceuticals, Inc. (Idenix) shareholding
On August 5, 2014, Merck & Co., USA completed a tender offer for Idenix. As a result, Novartis divested its 22% shareholding in Idenix and realized a gain of approximately USD 0.8 billion which was recorded in income from associated companies.

Alcon – Acquisition of WaveTec Vision Systems, Inc. (WaveTec)
On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash. The purchase price allocation resulted in net identified assets of USD 180 million and goodwill of USD 170 million. Results of operations since the date of acquisition were not material.

Corporate – Divestment of LTS Lohmann Therapie-Systeme AG (LTS) shareholding
On November 5, 2014, Novartis divested its 43% shareholding in LTS and realized a gain of approximately USD 0.4 billion which was recorded in income from associated companies.

Classification as continuing operations and discontinued operations
Following the April 22, 2014 announcement of the portfolio transformation transactions with Lilly and GSK, as described above, Novartis reported the Group’s financial statements for the current and prior years as “continuing operations” and “discontinued operations”.

Continuing operations comprise the activities of the Pharmaceuticals, Alcon and Sandoz Divisions and the continuing Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture for the period from March 2, 2015 to December 31, 2015 (the latter reported as part of income from associated companies).

Discontinued operations include in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Discontinued operations in 2015 also include in 2015 the exceptional pre-tax gain of USD 12.7 billion from the divestment of Animal Health (USD 4.6 billion) and the transactions with GSK (USD 2.8 billion for the Vaccines non-influenza business and USD 5.9 billion arising from the contribution of Novartis OTC into the GSK Consumer Healthcare joint venture). In addition the GSK transactions resulted in USD 0.6 billion of additional transaction-related costs, that were expensed and reported in Corporate discontinued operations.

In 2014, discontinued operations include the results of the Vaccines influenza and non-influenza business, OTC and Animal Health for the full year. Results also included an exceptional impairment charge of USD 1.1 billion for the Vaccines influenza business, which was reduced by USD 0.1 billion in 2015 upon closing of the CSL transaction and an exceptional pre-tax gain of USD 0.9 billion arising from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014.

Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2015	2014	Change	FY 2015 USD m	FY 2014 USD m	Change USD m

Balance at beginning of year	2 398.6	2 426.1	-27.5	70 766	74 343	-3 577

Shares acquired to be held in Group Treasury	-9.6	-46.8	37.2	-897	-4 057	3 160

Shares acquired to be cancelled	-49.9	-27.0	-22.9	-4 805	-2 396	-2 409

Other share purchases	-4.1	-5.4	1.3	-417	-473	56

Increase in equity from exercise of options and employee transactions	27.0	41.4	-14.4	1 592	2 400	-808

Equity-based compensation	11.9	10.3	1.6	815	1 143	-328

Decrease/(Increase) of treasury share repurchase obligation under a share buy-back trading plan				658	-658	1 316

Dividends				-6 643	-6 810	167

Net income of the period attributable to shareholders of Novartis AG				17 783	10 210	7 573

Other comprehensive income attributable to shareholders of Novartis AG				-1 806	-2 936	1 130

Balance at December 31	2 373.9	2 398.6	-24.7	77 046	70 766	6 280

5. Consolidated income statements – Segmentation

Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate (including eliminations)		Group

	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m

Net sales to third parties from continuing operations	7 865	7 860	2 349	2 703	2 306	2 512			12 520	13 075

Sales to continuing and discontinued segments	28	61	10	11	27	70	-65	-87	0	55

Net sales from continuing operations	7 893	7 921	2 359	2 714	2 333	2 582	-65	-87	12 520	13 130

Other revenues	224	171	4	10	7	3	49	40	284	224

Cost of goods sold	-2 035	-1 709	-1 250	-1 320	-1 367	-1 527	103	140	-4 549	-4 416

Gross profit from continuing operations	6 082	6 383	1 113	1 404	973	1 058	87	93	8 255	8 938

Marketing & Sales	-2 166	-2 157	-590	-641	-419	-431			-3 175	-3 229

Research & Development	-2 022	-2 073	-242	-247	-208	-217			-2 472	-2 537

General & Administration	-236	-294	-133	-162	-92	-102	-249	-178	-710	-736

Other income	258	215	10	42	62	37	266	312	596	606

Other expense	-445	-463	-26	-31	-100	-55	-246	-142	-817	-691

Operating income from continuing operations	1 471	1 611	132	365	216	290	-142	85	1 677	2 351

as % of net sales	18.7%	20.5%	5.6%	13.5%	9.4%	11.5%			13.4%	18.0%

Income from associated companies					1	1	9	579	10	580

Interest expense									-158	-188

Other financial income and expense									-398	13

Income before taxes from continuing operations									1 131	2 756

Taxes									-77	-308

Net income from continuing operations									1 054	2 448

Net income/loss from discontinued operations									2	-961

Net income									1 056	1 487

Consolidated income statements – Segmentation

Full year

	Pharmaceuticals		Alcon		Sandoz		Corporate (including eliminations)		Group

	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m

Net sales to third parties from continuing operations	30 445	31 791	9 812	10 827	9 157	9 562			49 414	52 180

Sales to continuing and discontinued segments	137	262	45	49	128	286	-284	-358	26	239

Net sales from continuing operations	30 582	32 053	9 857	10 876	9 285	9 848	-284	-358	49 440	52 419

Other revenues	790	629	25	34	25	12	107	540	947	1 215

Cost of goods sold	-7 379	-6 889	-5 153	-5 193	-5 325	-5 751	453	488	-17 404	-17 345

Gross profit from continuing operations	23 993	25 793	4 729	5 717	3 985	4 109	276	670	32 983	36 289

Marketing & Sales	-7 789	-8 178	-2 398	-2 474	-1 585	-1 725			-11 772	-12 377

Research & Development	-7 232	-7 331	-926	-928	-777	-827			-8 935	-9 086

General & Administration	-937	-1 009	-544	-613	-346	-376	-648	-618	-2 475	-2 616

Other income	1 145	734	58	79	109	97	737	481	2 049	1 391

Other expense	-1 583	-1 538	-125	-184	-381	-190	-784	-600	-2 873	-2 512

Operating income from continuing operations	7 597	8 471	794	1 597	1 005	1 088	-419	-67	8 977	11 089

as % of net sales	25.0%	26.6%	8.1%	14.8%	11.0%	11.4%			18.2%	21.3%

Income from associated companies		812			2	4	264	1 102	266	1 918

Interest expense									-655	-704

Other financial income and expense									-454	-31

Income before taxes from continuing operations									8 134	12 272

Taxes									-1 106	-1 545

Net income from continuing operations									7 028	10 727

Net income/loss from discontinued operations									10 766	-447

Net income									17 794	10 280

Discontinued operations – income statements

	Q4 2015 USD m	Q4 2014 USD m	FY 2015 USD m	FY 2014 USD m

Net sales to third parties of discontinued operations		1 558	601	5 816

Sales to continuing segments		14	19	78

Net sales of discontinued operations		1 572	620	5 894

Other revenues		16	23	65

Cost of goods sold		-1 022	-376	-3 073

Gross profit of discontinued operations		566	267	2 886

Marketing & Sales		-447	-244	-1 812

Research & Development		-216	-181	-857

General & Administration		-108	-58	-431

Other income	5	91	13 420	1 007

Other expense	-99	-1 065	-727	-1 146

Operating income/loss of discontinued operations	-94	-1 179	12 477	-353

as % of net sales	nm	-75.7%	nm	-6.1%

Income from associated companies		-1	2	2

Income/loss before taxes of discontinued operations	-94	-1 180	12 479	-351

Taxes	96	219	-1 713	-96

Income/loss of discontinued operations	2	-961	10 766	-447

nm = not meaningful

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of December 31, 2015 and December 31, 2014. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2015 Annual Report, published on January 27, 2016.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Dec 31, 2015 USD m	Dec 31, 2014 USD m	Dec 31, 2015 USD m	Dec 31, 2014 USD m	Dec 31, 2015 USD m	Dec 31, 2014 USD m	Dec 31, 2015 USD m	Dec 31, 2014 USD m	Dec 31, 2015 USD m	Dec 31, 2014 USD m

Debt securities	316	301	23	26					339	327

Equity securities	6	15							6	15

Fund investments	29	29			4	6			33	35

Total available-for-sale marketable securities	351	345	23	26	4	6			378	377

Time deposits with original maturity more than 90 days							164	6	164	6

Derivative financial instruments			143	356					143	356

Accrued interest on debt securities							2	3	2	3

Total marketable securities, time deposits and derivative financial instruments	351	345	166	382	4	6	166	9	687	742

Financial investments and long-term loans
Available-for-sale financial investments	700	605			473	332			1 173	937

Fund investments					90	71			90	71

Contingent consideration receivables					550				550

Long-term loans and receivables from customers and finance lease, advances, security deposits							653	712	653	712

Financial investments and long-term loans	700	605			1 113	403	653	712	2 466	1 720

Associated companies at fair value through profit or loss		66			181	168			181	234

Total associated companies at fair value through profit or loss		66			181	168			181	234

Contingent consideration payables					-790	-756			-790	-756

Other financial liabilities					-315				-315

Derivative financial instruments			-30	-52					-30	-52

Total financial liabilities at fair value			-30	-52	-1 105	-756			-1 135	-808

There are no significant transfers from one level to the other levels. Other than the addition of contingent consideration receivables and financial liabilities recorded in connection with the significant transactions disclosed in Note 3, there have been no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 17.8 billion at December 31, 2015 (USD 17.0 billion at December 31, 2014) compared to the balance sheet value of USD 17.2 billion (USD 16.0 billion at December 31, 2014).

For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans amounted to USD 2.5 billion at December 31, 2015 (USD 1.7 billion at December 31, 2014) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 26, 2016 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report. Reference is also made to Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2015 for a summary of significant legal proceedings.

Investigations and related litigations
Southern District of New York (SDNY) marketing practices investigation and litigation
In April 2013, the US government filed a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the SDNY involving several of NPC’s cardiovascular medications. The suit is related to a previously disclosed 2011 investigation of the United States Attorney’s Office (USAO) for the SDNY relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The complaint, as subsequently amended, asserts federal False Claims Act and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications allegedly serving as mechanisms to provide kickbacks to healthcare professionals. It seeks unspecified damages, which according to the complaint are “substantial”, including treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In August 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna, which were subsequently dismissed with prejudice by the court. The individual relator continues to litigate the kickback claims on behalf of other states and municipalities. NPC vigorously contests the SDNY, New York State and individual claims, both as to alleged liability and amount of damages and penalties.

Western District of Kentucky (WDKY) investigation: Concluded
In 2012, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney’s Office (USAO) for the WDKY requesting the production of documents relating to marketing practices, including alleged remuneration of healthcare providers and off-label promotion, in connection with certain NPC products (including Tekturna, Valturna, Reclast, Exelon Patch and other products). In the third quarter of 2015, the USAO declined to intervene in the relators’ complaint and has closed the investigation.

Southern District of New York (SDNY) specialty pharmacies investigation and litigation: Concluded
In April 2013, the US government filed a civil complaint in intervention to a qui tam action against NPC in the United States District Court (USDC) for the SDNY. The complaint, as subsequently amended, asserted federal False Claims Act and state law claims related to alleged unlawful contractual discounts and rebates to specialty pharmacies in connection with Myfortic, and alleged unlawful contractual discounts, rebates and patient referrals to one specialty pharmacy in connection with Exjade. In January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade; and the qui tam relator served on NPC an amended complaint also asserting similar claims with respect to Myfortic and Exjade, as well as claims involving Tasigna, Gleevec and TOBI that the federal and various state governments declined to pursue. In the second half of 2015, NPC reached a settlement with all plaintiffs, including the United States Department of Justice, 45 states (made up of the eleven intervening states, as well as all the other states which were either part of the relator’s complaint, or which reimbursed prescriptions of Myfortic and Exjade during the relevant time period), the District of Columbia and the qui tam relator. This resolves all the above-described claims related to Myfortic, Exjade, Tasigna, Gleevec and TOBI. As part of the settlement, NPC agreed to pay USD 390 million plus additional legal expenses to plaintiffs, and agreed with the Office of Inspector General of the US Department of Health & Human Services on an amendment and extension of its current Corporate Integrity Agreement until 2020.

District of New Jersey (DNJ) investigation: Concluded
In late September 2014, Alcon Laboratories, Inc. (ALI) received a subpoena from the USAO for the DNJ relating to an investigation of Alcon sales practices. In the third quarter of 2015, the USAO declined to proceed, and no charges were brought or sanctions imposed. The relator dismissed the complaint voluntarily.

Lucentis/Avastin® matters in Italy and France
In 2013, the Italian Competition Authority (ICA) opened an investigation to assess whether Novartis Farma S.p.A., Novartis AG (NAG), F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis. In March 2014, the ICA imposed a fine equivalent to USD 125 million on NAG and Novartis Farma S.p.A. and a fine on F. Hoffmann-La Roche AG and Roche S.p.A. equivalent to USD 122 million. As required by Italian law, Novartis has paid the ICA fine, subject to the right to later claim recoupment. In February 2015, Novartis appealed at the council of state the decision of the Tribunale amministrativo regionale (TAR) del Lazio which had upheld the fines. The decision is pending. Novartis’ appeal of a decision by the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label for age-related macular degeneration (AMD) was rejected by the TAR Lazio in January 2016. Novartis will appeal this decision. In the second quarter of 2014, the Italian Ministry of Health (MoH) indicated in a letter that it intended to seek a total equivalent of approximately USD 1.3 billion in damages from Novartis and Roche entities based on the above allegations, and in the first quarter of 2015 the Lombardia region sent a payment request equivalent to approximately USD 63 million. Novartis vigorously contests the MoH and Lombardia claims.

In France, Novartis’ appeal is pending against an inspection in April 2014 by the French Competition Authority on the premises of Novartis Groupe France and Roche with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet AMD. Also in France, Novartis is appealing a temporary recommendation of use and reimbursement of off-label Avastin® for neovascular AMD by hospital ophthalmologists, in force since September 2015, as well as the decree on which the recommendation is based. In both Italy and France, Novartis believes that allowing the widespread off-label use and reimbursement of Avastin®, despite the presence of available licensed alternatives, would result in a breach of applicable regulations.

Japan investigation
In December 2015, trial started against a former Novartis Pharma K.K. (NPKK) employee, and also NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office in two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million.

In February 2015, the Japanese Ministry of Health, Labor and Welfare (MHLW) issued a business suspension order for failure to report adverse events, which required NPKK to halt manufacturing and sales in Japan for the period from March 5 to 19, 2015. NPKK has implemented a corrective and preventive action plan in response to a business improvement order and instruction issued by the MHLW in the fourth quarter of 2015 regarding additional instances of delayed adverse events reporting.

Italy Sandostatin investigation: Concluded
In January 2014, the ICA opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively). In consideration of commitments to amend certain provisions of the co-marketing agreement with Italfarmaco, the ICA decided to close the investigation with no finding of an infringement and thus without a fine. The decision became final in October 2015.

Product liability matters
Zometa/Aredia product liability litigation: Concluded
NPC had been a defendant in more than 880 cases brought in US courts in which plaintiffs generally claimed to have experienced osteonecrosis of the jaw or atypical femur fracture after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. Nearly all the cases have been resolved through voluntary dismissals, pre-trial motion practice, trial, or settlements, the payments of which were not material to Novartis. Three cases where NPC prevailed at the trial level remain on appeal, and one other case remains pending. The remaining claims are being vigorously contested, but they are not material to Novartis.

Other matters
Average Wholesale Price (AWP) litigation
Claims have been brought by various US state governmental entities against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the AWP that is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. NPC and Sandoz reached settlements in the first, third, and fourth quarters of 2015 of the Wisconsin and Utah claims against them for amounts that are not material to Novartis. Sandoz has filed a motion for reconsideration against a Mississippi Supreme Court decision which in the fourth quarter of 2015 upheld the USD 30 million Chancery Court verdict against it. NPC remains a defendant in an action brought by the state of Illinois and in a putative class action brought by private payors in New Jersey. The claims are being vigorously contested.

Xolair qui tam action
In 2006, 2010 and 2012, qui tam complaints were filed in the District of Massachusetts (D. Mass.) asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair against various Novartis, Genentech and Roche entities. In 2011, the US and various state governments declined to intervene in the relators’ actions, and closed their investigations. In June 2014, the relator in the 2010 action voluntarily dismissed his complaint with prejudice; the US and various states subsequently consented to the dismissal. In the first quarter of 2015, the USDC for the D. Mass. dismissed with prejudice all claims in connection with alleged improper marketing practices asserted by the relators and dismissed without prejudice all claims asserted in the name of the federal and various state governments. The relators have appealed. Novartis continues to vigorously contest the claims.

Antitrust class actions and Solodyn® Federal Trade Commission (FTC) investigation (Concluded)
Since the third quarter of 2013, approximately sixteen putative class action complaints have been filed against manufacturers of the brand drug Solodyn® and its generic equivalents, including Sandoz Inc. The cases have been consolidated and transferred for pretrial purposes to a federal district court in Massachusetts. The plaintiffs purport to represent direct and indirect purchasers of Solodyn® branded products and assert violations of federal and state antitrust laws, including allegations in connection with separate settlements by Medicis with each of the other defendants, including Sandoz Inc., of patent litigation relating to generic Solodyn®. Sandoz is vigorously contesting the claims.

The conduct challenged in the above-described Solodyn® antitrust class actions has also been the subject of an FTC investigation. In the fourth quarter of 2015, the FTC closed the investigation with no finding of an infringement or a fine. This matter is therefore concluded.

Since March 2015, more than 50 putative class action complaints have been filed in several courts across the US naming contact-lens manufacturers, including ALI, and alleging violations of federal antitrust law as well as state antitrust, consumer protection and unfair competition laws of various states in connection with the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested.

Since June 2015, NPC, Novartis Corporation (NC) and NAG have been sued in five putative class action complaints brought in federal district court in Massachusetts on behalf of proposed classes of all direct and indirect purchasers, including end-payors, of Gleevec. The complaints assert violations of federal antitrust law and various state laws, and seek to prevent Novartis from enforcing a previously reported 2014 agreement under which Sun Pharmaceuticals agreed not to launch a generic version of Gleevec, until February 1, 2016, as well as damages and other relief. The claims are being vigorously contested.

In October 2015, Sandoz and Momenta Pharmaceuticals were sued in a putative antitrust class action in federal court in Tennessee alleging that Momenta and Sandoz engaged in anticompetitive conduct with regard to sales of enoxaparin, and the same allegations were made by Amphastar in a lawsuit filed in federal court in California (Sandoz, Momenta Pharmaceuticals and Amphastar are currently engaged in litigation concerning certain enoxaparin patents in federal court in Massachusetts). The claims are being vigorously contested.

Oriel litigation
In October 2013, Shareholder Representative Services LLC filed a complaint in New York State Court against Sandoz Inc., two affiliates and two former officers of Sandoz AG asserting various common law and statutory contract, fraud and negligent misrepresentation claims arising out of the Sandoz Inc. purchase of Oriel Therapeutics, Inc. In March 2015, the court dismissed all claims except a breach of contract claim against Sandoz Inc. Sandoz Inc. continues to vigorously contest the claim.

Excedrin consumer class actions: Concluded
Four putative class actions were brought in December 2013 and January 2014 against Novartis and its consumer health unit. They generally claim that it was a deceptive practice to sell Excedrin Migraine at a higher price than Excedrin Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients. In 2014, three of the four putative class actions were dismissed; the remaining one is not material to Novartis.

Employment action
In March 2015, ALI and NC were sued in an individual and collective action filed in the SDNY. The parties negotiated a class settlement and a settlement for the individual plaintiffs (excluding one plaintiff) for an amount that is not material to Novartis, which settlements and amended complaint were filed with the court for approval in December 2015. The claims assert inter alia gender discrimination, pay discrimination, and retaliation at Alcon. The one remaining individual claim continues to be vigorously contested.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions and restructuring charges that exceed a threshold of USD 25 million, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total Group

	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m	Q4 2015 USD m	Q4 2014 USD m

IFRS Operating income from continuing operations	1 471	1 611	132	365	216	290	-142	85	1 677	2 351

Amortization of intangible assets	369	67	510	522	89	96		1	968	686

Impairments

Intangible assets	-14	155	1		15	12			2	167

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	5	2		-1					5	1

Other property, plant & equipment	3	-6	1		13	5	15	1	32

Financial assets	3	6				1	57	43	60	50

Total impairment charges	-3	157	2	-1	28	18	72	44	99	218

Acquisition or divestment related items

- Income	-8				-1		-80		-89

- Expense	45	26			1		85		131	26

Total acquisition or divestment related items, net	37	26					5		42	26

Other exceptional items

Exceptional divestment gains	-145	-34					-54	-248	-199	-282

Restructuring items

- Income	-15	-13	-3	-11			-4		-22	-24

- Expense	121	220	18	21	15	12	15		169	253

Legal-related items

- Expense	165				34			30	199	30

Additional exceptional income		-59		-29			-26		-26	-88

Additional exceptional expense	105	2	11	28	15		19	29	150	59

Total other exceptional items	231	116	26	9	64	12	-50	-189	271	-52

Total adjustments	634	366	538	530	181	126	27	-144	1 380	878

Core operating income from continuing operations	2 105	1 977	670	895	397	416	-115	-59	3 057	3 229

as % of net sales	26.8%	25.2%	28.5%	33.1%	17.2%	16.6%			24.4%	24.7%

Income from associated companies					1	1	9	579	10	580

Core adjustments to income from associated companies, net of tax							233	-370	233	-370

Interest expense									-158	-188

Other financial income and expense[1]									-32	13

Taxes (adjusted for above items)									-403	-407

Core net income from continuing operations									2 707	2 857

Core net loss/income from discontinued operations[2]									-48	57

Core net income									2 659	2 914

Core net income attributable to shareholders of Novartis AG									2 657	2 918

Core EPS from continuing operations (USD)[3]									1.14	1.19

Core EPS from discontinued operations (USD)[3]									-0.03	0.02

Core EPS (USD)[3]									1.11	1.21

[1] Adjustments for charges of USD 0.3 billion are related to Venezuela subsidiaries.
[2] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 67.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total Group

	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m	FY 2015 USD m	FY 2014 USD m

IFRS Operating income from continuing operations	7 597	8 471	794	1 597	1 005	1 088	-419	-67	8 977	11 089

Amortization of intangible assets	1 290	276	2 063	2 064	356	400		3	3 709	2 743

Impairments

Intangible assets	19	231	120	7	27	39			166	277

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	6	23			83				89	23

Other property, plant & equipment	-45	-8	1	-1	14	7	21	23	-9	21

Financial assets	32	20				1	91	91	123	112

Total impairment charges	12	266	121	6	124	47	112	114	369	433

Acquisition or divestment related items

- Income	-22				-1		-260		-283

- Expense	214	33			1		250		465	33

Total acquisition or divestment related items, net	192	33					-10		182	33

Other exceptional items

Exceptional divestment gains	-626	-237					-54	-294	-680	-531

Restructuring items

- Income	-27	-56	-7	-24		-3	-5		-39	-83

- Expense	391	632	60	95	121	21	57	1	629	749

Legal-related items

- Expense	578	125	4		40		-30	30	592	155

Additional exceptional income	-119	-158	-5	-29	-2		-68	-315	-194	-502

Additional exceptional expense	132	162	33	102	15	18	65	105	245	387

Total other exceptional items	329	468	85	144	174	36	-35	-473	553	175

Total adjustments	1 823	1 043	2 269	2 214	654	483	67	-356	4 813	3 384

Core operating income from continuing operations	9 420	9 514	3 063	3 811	1 659	1 571	-352	-423	13 790	14 473

as % of net sales	30.9%	29.9%	31.2%	35.2%	18.1%	16.4%			27.9%	27.7%

Income from associated companies		812			2	4	264	1 102	266	1 918

Core adjustments to income from associated companies, net of tax		-812					715	-163	715	-975

Interest expense									-655	-704

Other financial income and expense[1]									-24	-31

Taxes (adjusted for above items)									-2 051	-2 028

Core net income from continuing operations									12 041	12 653

Core net loss/income from discontinued operations[2]									-256	102

Core net income									11 785	12 755

Core net income attributable to shareholders of Novartis AG									11 774	12 685

Core EPS from continuing operations (USD)[3]									5.01	5.19

Core EPS from discontinued operations (USD)[3]									-0.11	0.04

Core EPS (USD)[3]									4.90	5.23

[1] Adjustments for charges of USD 0.4 billion are related to Venezuela subsidiaries.
[2] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 68.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit from continuing operations	8 255	957	-5		57	9 264	9 601

Operating income from continuing operations	1 677	968	99	42	271	3 057	3 229

Income before taxes from continuing operations	1 131	1 072	99	42	766	3 110	3 264

Taxes from continuing operations[5]	-77					-403	-407

Net income from continuing operations	1 054					2 707	2 857
Net loss/income from discontinued operations[6]	2					-48	57

Net income	1 056					2 659	2 914

EPS from continuing operations (USD)[7]	0.44					1.14	1.19
EPS from discontinued operations (USD)[7]	0.00					-0.03	0.02

EPS (USD)[7]	0.44					1.11	1.21

The following are adjustments to arrive at Core Gross Profit from continuing operations

Cost of goods sold	-4 549	957	-5		57	-3 540	-3 753

The following are adjustments to arrive at Core Operating Income from continuing operations

Marketing & Sales	-3 175				36	-3 139	-3 222

Research & Development	-2 472	11	7		76	-2 378	-2 315

General & Administration	-710				36	-674	-713

Other income	596		-3	-89	-248	256	201

Other expense	-817		100	131	314	-272	-323

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	10	104			129	243	210

Other financial income and expense	-398				366	-32	13

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 104 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets; Other income includes a reversal of an impairment related to property, plant and equipment.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; General & Administration includes charges for transforming IT and finance processes and expenses related to setup costs for Novartis Business Services; Other income includes additional gains from product divestments and items related to portfolio transformation; Other expense also includes legal settlement provisions; Income from associated companies includes USD 129 million for the Novartis share of the estimated OTC joint venture core items; Other financial income and expense includes a charge of USD 346 million related to Venezuela consisting of foreign exchange losses (USD 211 million), the loss on the sale of PDVSA bonds (USD 127 million) and the monetary loss due to hyperinflation (USD 8 million).

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 2.0 billion to arrive at the core results before tax amounts to USD 326 million. The average tax rate on the adjustments for continuing operations is 16.5%.

[6] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 67.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Full year

	FY 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit from continuing operations	32 983	3 666	126		125	36 900	38 821

Operating income from continuing operations	8 977	3 709	369	182	553	13 790	14 473

Income before taxes from continuing operations	8 134	4 132	369	182	1 275	14 092	14 681

Taxes from continuing operations[5]	-1 106					-2 051	-2 028

Net income from continuing operations	7 028					12 041	12 653
Net income/loss from discontinued operations[6]	10 766					-256	102

Net income	17 794					11 785	12 755

EPS from continuing operations (USD)[7]	2.92					5.01	5.19
EPS from discontinued operations (USD)[7]	4.48					-0.11	0.04

EPS (USD)[7]	7.40					4.90	5.23

The following are adjustments to arrive at Core Gross Profit from continuing operations

Other revenues	947				-28	919	913

Cost of goods sold	-17 404	3 666	126		153	-13 459	-14 511

The following are adjustments to arrive at Core Operating Income from continuing operations

Marketing & Sales	-11 772				43	-11 729	-12 355

Research & Development	-8 935	43	40		114	-8 738	-8 723

General & Administration	-2 475				86	-2 389	-2 552

Other income	2 049		-56	-283	-887	823	563

Other expense	-2 873		259	465	1 072	-1 077	-1 281

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	266	423			292	981	943

Other financial income and expense	-454				430	-24	-31

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 423 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets; Other income includes a reversal of an impairment related to property, plant and equipment.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; General & Administration includes charges for transforming IT and finance processes and expenses related to setup costs for Novartis Business Services; Other income also includes a gain of USD 110 million from a Swiss pension plan amendment and items related to portfolio transformation; Other expense also includes legal settlement provisions; Income from associated companies includes USD 292 million for the Novartis share of the estimated OTC joint venture core items; Other financial income and expense includes a charge of USD 410 million related to Venezuela consisting of foreign exchange losses (USD 211 million), the loss on the sale of PDVSA bonds (USD 127 million) and the monetary loss due to hyperinflation (USD 72 million).

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 6.0 billion to arrive at the core results before tax amounts to USD 945 million. The average tax rate on the adjustments for continuing operations is 15.9%.

[6] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 68.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 082	362	-20		34	6 458	6 415

Operating income	1 471	369	-3	37	231	2 105	1 977

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 035	362	-20		34	-1 659	-1 677

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-2 166				36	-2 130	-2 155

Research & Development	-2 022	7	6		74	-1 935	-1 868

Other income	258		-3	-8	-161	86	97

Other expense	-445		14	45	248	-138	-218

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Other income include a reversal of intangible asset impairments; Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income includes a reversal of an intangible asset impairment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; Other income includes additional gains from product divestments; Other expense also includes legal settlement provisions.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Full year

	FY 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	23 993	1 262	-20		88	25 323	26 100

Operating income	7 597	1 290	12	192	329	9 420	9 514

The following are adjustments to arrive at Core Gross Profit

Other revenues	790				-28	762	629

Cost of goods sold	-7 379	1 262	-20		116	-6 021	-6 582

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-7 789				43	-7 746	-8 176

Research & Development	-7 232	28	39		112	-7 053	-6 997

Other income	1 145		-56	-22	-743	324	270

Other expense	-1 583		49	214	829	-491	-675

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Other income include a reversal of intangible asset impairments; Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the portfolio transformation.
[4] Other exceptional items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; Other income also includes a gain from a Swiss pension plan amendment; Other expense also includes legal settlement provisions.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 113	507			2	1 622	1 924

Operating income	132	510	2		26	670	895

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 250	507			2	-741	-800

The following are adjustments to arrive at Core Operating Income

Research & Development	-242	3	1		2	-236	-232

General & Administration	-133				10	-123	-148

Other income	10				-4	6	3

Other expense	-26		1		16	-9	-16

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development and Other expense include impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes non capitalized costs for the US; General & Administration includes charges for transforming IT and finance processes; Other income includes a partial reversal of restructuring charges; Other expense includes other restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Full year

	FY 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	4 729	2 049	119		4	6 901	7 799

Operating income	794	2 063	121		85	3 063	3 811

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 153	2 049	119		4	-2 981	-3 111

The following are adjustments to arrive at Core Operating Income

Research & Development	-926	14	1		2	-909	-903

General & Administration	-544				32	-512	-568

Other income	58				-13	45	26

Other expense	-125		1		60	-64	-89

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes non capitalized costs for the US; General & Administration includes charges for transforming IT and finance processes; Other income includes a gain from a Swiss pension plan amendment and a partial reversal of restructuring charges; Other expense includes other restructuring charges and a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	973	88	15		21	1 097	1 169

Operating income	216	89	28		64	397	416

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 367	88	15		21	-1 243	-1 416

The following are adjustments to arrive at Core Operating Income

Research & Development	-208	1				-207	-215

Other income	62			-1		61	37

Other expense	-100		13	1	43	-43	-42

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold includes marketable intangible assets not capitalized; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense also includes a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Full year

	FY 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 985	355	27		33	4 400	4 554

Operating income	1 005	356	124		174	1 659	1 571

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 325	355	27		33	-4 910	-5 306

The following are adjustments to arrive at Core Operating Income

Research & Development	-777	1				-776	-823

Other income	109			-1	-4	104	93

Other expense	-381		97	1	145	-138	-152

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold includes marketable intangible assets not capitalized; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a gain from a Swiss pension plan amendment; Other expense also includes a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	87					87	93

Operating loss	-142		72	5	-50	-115	-59

The following are adjustments to arrive at Core Operating Loss

General & Administration	-249				26	-223	-169

Other income	266			-80	-83	103	64

Other expense	-246		72	85	7	-82	-47

[1] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes a reversal of a provision and items related to portfolio transformation.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Full year

	FY 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	276					276	368

Operating loss	-419		112	-10	-35	-352	-423

The following are adjustments to arrive at Core Operating Loss

General & Administration	-648				54	-594	-600

Other income	737			-260	-127	350	174

Other expense	-784		112	250	38	-384	-365

[1] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes a gain from a Swiss pension plan amendment, a reversal of a provision and items related to portfolio transformation; Other expense also includes a credit for a legal settlement charged to the divisions.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations – Fourth quarter

	Q4 2015 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment related items, including restructuring and integration charges [1]	Other exceptional items [2]	Q4 2015 Core results	Q4 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit							876

Operating loss/income	-94			90	2	-2	93

Loss/income before taxes	-94			90	2	-2	92

Taxes[3]	96					-46	-35

Net income/loss	2					-48	57

EPS (USD)[4]						-0.03	0.02

The following are adjustments to arrive at Core Operating Loss

Other income	5				-1	4	15

Other expense	-99			90	3	-6	-27

[1] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[2] Other exceptional items: Other income and Other expense include restructuring charges.
[3] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions.

[4] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations – Full year

	FY 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	FY 2015 Core results	FY 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	267				6	273	3 272

Operating income/loss	12 477		-83	-12 627	8	-225	143

Income/loss before taxes	12 479		-83	-12 627	8	-223	145

Taxes[4]	-1 713					-33	-43

Net income/loss	10 766					-256	102

EPS (USD)[5]	4.48					-0.11	0.04

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-376				6	-370	-2 687

The following are adjustments to arrive at Core Operating Loss

Other income	13 420			-13 310	-1	109	41

Other expense	-727		-83	683	3	-124	-78

[1] Impairments: Other expense includes the partial reversal of the influenza Vaccines business impairment charge recorded in 2014.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income includes gains from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion resulting from the contribution of the former Novartis OTC division into the GSK consumer healthcare joint venture in exchange for 36.5% interest in this newly created entity); Other expense includes additional transaction related expenses of USD 0.6 billion and other portfolio transformation related costs.

[3] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges.
[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 12.7 billion to arrive at the core results before tax amounts to USD 1.7 billion. The average tax rate on the adjustments is 13.2%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Condensed consolidated changes in net debt

Fourth quarter

	Q4 2015 USD m	Q4 2014 USD m

Change in cash and cash equivalents	-654	3 382

Change in marketable securities, commodities, financial debt and financial derivatives	807	-751

Reduction in net debt	153	2 631

Net debt at October 1	-16 637	-9 180

Net debt at December 31	-16 484	-6 549

Full year

	FY 2015 USD m	FY 2014 USD m

Change in cash and cash equivalents	-8 349	6 336

Change in marketable securities, commodities, financial debt and financial derivatives	-1 586	-4 089

Increase/reduction in net debt	-9 935	2 247

Net debt at January 1	-6 549	-8 796

Net debt at December 31	-16 484	-6 549

Components of net debt

	Dec 31, 2015 USD m	Dec 31, 2014 USD m

Current financial debts and derivative financial instruments	-5 604	-6 612

Non-current financial debts	-16 327	-13 799

Less liquidity:

Cash and cash equivalents	4 674	13 023

Marketable securities, commodities and derivative financial instruments	773	839

Net debt at December 31	-16 484	-6 549

Share information

	Dec 31, 2015	Dec 31, 2014

Number of shares outstanding	2 373 894 817	2 398 626 257

Registered share price (CHF)	86.80	92.35

ADR price (USD)	86.04	92.66

Market capitalization (USD billions)	208.3	223.7

Market capitalization (CHF billions)	206.1	221.5

Free cash flow

Fourth quarter

	Q4 2015 USD m	Q4 2014 USD m	Change USD m

Operating income from continuing operations	1 677	2 351	-674

Reversal of non-cash items
Depreciation, amortization and impairments	1 429	1 291	138

Change in provisions and other non-current liabilities	518	316	202

Other	-70	-118	48

Operating income adjusted for non-cash items	3 554	3 840	-286

Interest and other financial receipts	73	394	-321

Interest and other financial payments	-150	-168	18

Taxes paid	-528	-559	31

Payments out of provisions and other net cash movements in non-current liabilities	-291	-251	-40

Change in inventory and trade receivables less trade payables	1 190	1 422	-232

Change in other net current assets and other operating cash flow items	249	45	204

Cash flows from operating activities from continuing operations	4 097	4 723	-626

Purchase of property, plant & equipment	-753	-830	77

Purchase of intangible, financial and other non-current assets	-561	-304	-257

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	159	366	-207

Free cash flow from continuing operations	2 942	3 955	-1 013

Free cash flow from discontinued operations	60	464	-404

Total free cash flow	3 002	4 419	-1 417

Full year

	FY 2015 USD m	FY 2014 USD m	Change USD m

Operating income from continuing operations	8 977	11 089	-2 112

Reversal of non-cash items
Depreciation, amortization and impairments	5 575	4 751	824

Change in provisions and other non-current liabilities	1 642	1 490	152

Other	-96	122	-218

Operating income adjusted for non-cash items	16 098	17 452	-1 354

Interest and other financial receipts	1 180	1 067	113

Interest and other financial payments	-669	-692	23

Taxes paid	-2 454	-2 179	-275

Payments out of provisions and other net cash movements in non-current liabilities	-1 207	-1 125	-82

Change in inventory and trade receivables less trade payables	-617	-731	114

Change in other net current assets and other operating cash flow items	-246	106	-352

Cash flows from operating activities from continuing operations	12 085	13 898	-1 813

Purchase of property, plant & equipment	-2 367	-2 624	257

Purchase of intangible, financial and other non-current assets	-1 484	-1 079	-405

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	1 025	739	286

Free cash flow from continuing operations	9 259	10 934	-1 675

Free cash flow from discontinued operations	-230	-172	-58

Total free cash flow	9 029	10 762	-1 733

Net sales of the top 20 pharmaceutical products in 2015 – Fourth quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	677	8	542	-1	1 219	-1	4

Gilenya	Neuroscience	Relapsing multiple sclerosis	413	27	329	10	742	11	18

Lucentis	Retina	Age-related macular degeneration			499	-4	499	-15	-4

Tasigna	Oncology	Chronic myeloid leukemia	165	9	267	8	432	1	8

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	205	4	208	10	413	-1	7

Afinitor/Votubia	Oncology	Breast cancer / TSC	198	-12	184	5	382	-10	-4

Diovan/Co–Diovan	Established Medicines	Hypertension	46	-45	246	-8	292	-23	-16

Galvus	Cardio-Metabolic	Diabetes			294	12	294	0	12

Exforge	Established Medicines	Hypertension	9	-55	240	-3	249	-16	-7

Exjade	Oncology	Chronic iron overload	97	20	151	4	248	2	9

Xolair[1]	Respiratory	Asthma			197	12	197	-2	12

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	43	-64	92	-10	135	-44	-37

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	12	-14	132	-3	144	-12	-3

Votrient	Oncology	Renal cell carcinoma	87	nm	89	nm	176	nm	nm

Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			140	-9	140	-19	-9

Tafinlar/Mekinist	Oncology	Melanoma	79	nm	68	nm	147	nm	nm

Myfortic	Immunology and Dermatology	Transplantation	30	-12	85	5	115	-12	0

Jakavi	Oncology	Myelofibrosis			119	59	119	42	59

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	63	nm	70	nm	133	nm	nm

Ritalin/Focalin	Established Medicines	Attention deficit/ hyperactivity disorder	44	-49	36	0	80	-38	-32

Top 20 products total			2 168	11	3 988	9	6 156	1	9

Rest of portfolio			475	15	1 234	6	1 709	-3	8

Total Division sales			2 643	11	5 222	8	7 865	0	9

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
nm = not meaningful

Net sales of the top 20 pharmaceutical products in 2015 – Full year

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	2 533	17	2 125	-5	4 658	-2	5

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 497	26	1 279	17	2 776	12	21

Lucentis	Retina	Age-related macular degeneration			2 060	-2	2 060	-16	-2

Tasigna	Oncology	Chronic myeloid leukemia	661	22	971	12	1 632	7	16

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	823	10	807	5	1 630	-1	7

Afinitor/Votubia	Oncology	Breast cancer / TSC	892	11	715	9	1 607	2	10

Diovan/Co–Diovan	Established Medicines	Hypertension	254	-74	1 030	-17	1 284	-45	-40

Galvus	Cardio-Metabolic	Diabetes			1 140	8	1 140	-7	8

Exforge	Established Medicines	Hypertension	67	-76	980	1	1 047	-25	-15

Exjade	Oncology	Chronic iron overload	365	19	552	3	917	-1	8

Xolair[1]	Respiratory	Asthma			755	14	755	-3	14

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	340	-30	388	-13	728	-28	-21

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	47	-15	523	-5	570	-17	-6

Votrient	Oncology	Renal cell carcinoma	287	nm	278	nm	565	nm	nm

Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			558	0	558	-12	0

Tafinlar/Mekinist	Oncology	Melanoma	267	nm	186	nm	453	nm	nm

Myfortic	Immunology and Dermatology	Transplantation	109	-27	332	0	441	-19	-8

Jakavi	Oncology	Myelofibrosis			410	71	410	47	71

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	196	nm	206	nm	402	nm	nm

Ritalin/Focalin	Established Medicines	Attention deficit/ hyperactivity disorder	226	-31	139	1	365	-26	-20

Top 20 products total			8 564	7	15 434	7	23 998	-3	7

Rest of portfolio			1 715	-2	4 732	4	6 447	-9	2

Total Division sales			10 279	5	20 166	6	30 445	-4	6

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
nm = not meaningful

Pharmaceuticals net sales by business franchise – Fourth quarter

	Q4 2015 USD m	Q4 2014 USD m	% change USD	% change cc

Oncology
Gleevec/Glivec	1 219	1 237	-1	4

Tasigna	432	428	1	8

Subtotal Bcr-Abl franchise	1 651	1 665	-1	5

Sandostatin	413	416	-1	7

Afinitor/Votubia	382	426	-10	-4

Exjade	248	243	2	9

Votrient	176	0	nm	nm

Tafinlar/Mekinist	147	0	nm	nm

Jakavi	119	84	42	59

Revolade/Promacta	133	0	nm	nm

Femara	70	98	-29	-21

Zykadia	24	12	100	104

Other	203	138	47	59

Total Oncology	3 566	3 082	16	23

Neuroscience
Gilenya	742	666	11	18

Exelon/Exelon Patch	135	240	-44	-37

Comtan/Stalevo	75	89	-16	-7

Other	31	59	-47	-44

Total Neuroscience	983	1 054	-7	0

Retina
Lucentis	499	588	-15	-4

Other	12	13	-8	-8

Total Retina	511	601	-15	-4

Immunology and Dermatology
Neoral/Sandimmun(e)	144	164	-12	-3

Myfortic	115	131	-12	0

Zortress/Certican	89	85	5	17

Cosentyx	121	0	nm	nm

Ilaris	63	54	17	25

Other	38	45	-16	-8

Subtotal Immunology and Dermatology excluding Everolimus stent drug	570	479	19	30

Everolimus stent drug	58	62	-6	-7

Total Immunology and Dermatology	628	541	16	26

Respiratory
Ultibro Breezhaler	76	51	49	68

Onbrez Breezhaler/Arcapta Neohaler	38	56	-32	-22

Seebri Breezhaler	37	42	-12	1

Subtotal COPD[1] portfolio	151	149	1	15

Xolair[2]	197	200	-2	12

Other	73	74	-1	5

Total Respiratory	421	423	0	12

Cardio-Metabolic
Galvus	294	295	0	12

Entresto	5	0	nm	nm

Total Cardio-Metabolic	299	295	1	14

Established Medicines
Diovan	292	379	-23	-16

Exforge	249	298	-16	-7

Voltaren (excluding other divisions)	140	172	-19	-9

Ritalin/Focalin	80	128	-38	-32

Other	696	887	-22	-9

Total Established Medicines	1 457	1 864	-22	-12

Total Division net sales	7 865	7 860	0	9

Of which Growth products[3]	3 658	2 969	23	34

Of which rest of portfolio	4 207	4 891	-14	-6

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
[3] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity until at least 2019 in key markets. They include the acquisition effect of the GSK oncology assets.

nm = not meaningful

Pharmaceuticals net sales by business franchise – Full year

	FY 2015 USD m	FY 2014 USD m	% change USD	% change cc

Oncology
Gleevec/Glivec	4 658	4 746	-2	5

Tasigna	1 632	1 529	7	16

Subtotal Bcr-Abl franchise	6 290	6 275	0	8

Sandostatin	1 630	1 650	-1	7

Afinitor/Votubia	1 607	1 575	2	10

Exjade	917	926	-1	8

Votrient	565	0	nm	nm

Tafinlar/Mekinist	453	0	nm	nm

Jakavi	410	279	47	71

Revolade/Promacta	402	0	nm	nm

Femara	304	380	-20	-11

Zykadia	79	31	155	162

Other	819	587	40	50

Total Oncology	13 476	11 703	15	24

Neuroscience
Gilenya	2 776	2 477	12	21

Exelon/Exelon Patch	728	1 009	-28	-21

Comtan/Stalevo	294	371	-21	-8

Other	141	243	-42	-35

Total Neuroscience	3 939	4 100	-4	5

Retina
Lucentis	2 060	2 441	-16	-2

Other	50	63	-21	-12

Total Retina	2 110	2 504	-16	-3

Immunology and Dermatology
Neoral/Sandimmun(e)	570	684	-17	-6

Myfortic	441	543	-19	-8

Zortress/Certican	335	327	2	17

Cosentyx	261	0	nm	nm

Ilaris	236	199	19	30

Other	160	173	-8	2

Subtotal Immunology and Dermatology excluding Everolimus stent drug	2 003	1 926	4	16

Everolimus stent drug	134	205	-35	-35

Total Immunology and Dermatology	2 137	2 131	0	11

Respiratory
Ultibro Breezhaler	260	118	120	157

Onbrez Breezhaler/Arcapta Neohaler	166	220	-25	-11

Seebri Breezhaler	150	146	3	21

Subtotal COPD[1] portfolio	576	484	19	40

Xolair[2]	755	777	-3	14

Other	263	320	-18	-11

Total Respiratory	1 594	1 581	1	17

Cardio-Metabolic
Galvus	1 140	1 224	-7	8

Entresto	21	0	nm	nm

Other	0	8	nm	nm

Total Cardio-Metabolic	1 161	1 232	-6	9

Established Medicines
Diovan	1 284	2 345	-45	-40

Exforge	1 047	1 396	-25	-15

Voltaren (excluding other divisions)	558	632	-12	0

Ritalin/Focalin	365	492	-26	-20

Other	2 774	3 675	-25	-14

Total Established Medicines	6 028	8 540	-29	-21

Total Division net sales	30 445	31 791	-4	6

Of which Growth products[3]	13 532	11 289	20	33

Of which rest of portfolio	16 913	20 502	-18	-9

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which are managed by the Immunology and Dermatology).
[3] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity until at least 2019 in key markets. They include the acquisition effect of the GSK oncology assets.

nm = not meaningful

Net sales by region1 – Fourth quarter

	Q4 2015	Q4 2014	% change		Q4 2015	Q4 2014

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 646	2 733	-3	10	34	35

US	2 643	2 374	11	11	34	30

Asia/Africa/Australasia	1 932	1 880	3	9	25	24

Canada and Latin America	644	873	-26	-1	7	11

Total	7 865	7 860	0	9	100	100

Of which in Established Markets	5 836	5 687	3	9	74	72

Of which in Emerging Growth Markets	2 029	2 173	-7	9	26	28

Alcon

Europe	601	695	-14	0	26	26

US	1 003	1 108	-9	-9	43	41

Asia/Africa/Australasia	517	610	-15	-9	22	23

Canada and Latin America	228	290	-21	3	9	10

Total	2 349	2 703	-13	-6	100	100

Of which in Established Markets	1 779	1 995	-11	-6	76	74

Of which in Emerging Growth Markets	570	708	-19	-4	24	26

Sandoz

Europe	987	1 111	-11	3	43	44

US	900	935	-4	-3	39	37

Asia/Africa/Australasia	283	308	-8	0	12	12

Canada and Latin America	136	158	-14	6	6	7

Total	2 306	2 512	-8	0	100	100

Of which in Established Markets	1 782	1 877	-5	1	77	75

Of which in Emerging Growth Markets	524	635	-17	-2	23	25

Continuing operations

Europe	4 234	4 539	-7	7	34	35

US	4 546	4 417	3	3	36	34

Asia/Africa/Australasia	2 732	2 798	-2	4	22	21

Canada and Latin America	1 008	1 321	-24	1	8	10

Total continuing operations	12 520	13 075	-4	4	100	100

Of which in Established Markets	9 397	9 559	-2	4	75	73

Of which in Emerging Growth Markets	3 123	3 516	-11	4	25	27

Discontinued operations[2]

Europe		663	nm	nm		43

US		375	nm	nm		24

Asia/Africa/Australasia		305	nm	nm		20

Canada and Latin America		215	nm	nm		13

Total discontinued operations		1 558	nm	nm		100

Of which in Established Markets		1 022	nm	nm		66

Of which in Emerging Growth Markets		536	nm	nm		34

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Discontinued operations are defined on page 43.
nm = not meaningful

Net sales by region1 – Full year

	FY 2015	FY 2014	% change		FY 2015	FY 2014

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	10 139	11 245	-10	7	33	35

US	10 279	9 772	5	5	34	31

Asia/Africa/Australasia	7 224	7 655	-6	3	24	24

Canada and Latin America	2 803	3 119	-10	10	9	10

Total	30 445	31 791	-4	6	100	100

Of which in Established Markets	22 615	23 653	-4	5	74	74

Of which in Emerging Growth Markets	7 830	8 138	-4	9	26	26

Alcon

Europe	2 408	2 872	-16	1	25	27

US	4 275	4 349	-2	-2	44	40

Asia/Africa/Australasia	2 154	2 449	-12	-4	22	23

Canada and Latin America	975	1 157	-16	3	9	10

Total	9 812	10 827	-9	-1	100	100

Of which in Established Markets	7 423	8 049	-8	-1	76	74

Of which in Emerging Growth Markets	2 389	2 778	-14	0	24	26

Sandoz

Europe	3 925	4 573	-14	5	43	48

US	3 525	3 215	10	10	38	34

Asia/Africa/Australasia	1 150	1 168	-2	7	13	12

Canada and Latin America	557	606	-8	11	6	6

Total	9 157	9 562	-4	7	100	100

Of which in Established Markets	6 972	7 035	-1	8	76	74

Of which in Emerging Growth Markets	2 185	2 527	-14	5	24	26

Continuing operations

Europe	16 472	18 690	-12	6	33	36

US	18 079	17 336	4	4	37	33

Asia/Africa/Australasia	10 528	11 272	-7	2	21	22

Canada and Latin America	4 335	4 882	-11	9	9	9

Total continuing operations	49 414	52 180	-5	5	100	100

Of which in Established Markets	37 010	38 737	-4	4	75	74

Of which in Emerging Growth Markets	12 404	13 443	-8	7	25	26

Discontinued operations[2]

Europe	313	2 608	nm	nm	52	45

US	133	1 456	nm	nm	22	25

Asia/Africa/Australasia	86	1 082	nm	nm	14	19

Canada and Latin America	69	670	nm	nm	12	11

Total discontinued operations	601	5 816	nm	nm	100	100

Of which in Established Markets	422	3 910	nm	nm	70	67

Of which in Emerging Growth Markets	179	1 906	nm	nm	30	33

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Discontinued operations are defined on page 43.
nm = not meaningful

Principal currency translation rates

Fourth quarter

	Average rates Q4 2015 USD	Average rates Q4 2014 USD	Period-end rates Dec 31, 2015 USD	Period-end rates Dec 31, 2014 USD

1 CHF	1.010	1.037	1.011	1.010

1 CNY	0.156	0.163	0.154	0.161

1 EUR	1.095	1.249	1.093	1.215

1 GBP	1.517	1.583	1.483	1.556

100 JPY	0.824	0.875	0.831	0.836

100 RUB	1.516	2.125	1.362	1.722

Full year

	Average rates FY 2015 USD	Average rates FY 2014 USD	Period-end rates Dec 31, 2015 USD	Period-end rates Dec 31, 2014 USD

1 CHF	1.040	1.094	1.011	1.010

1 CNY	0.159	0.162	0.154	0.161

1 EUR	1.110	1.329	1.093	1.215

1 GBP	1.529	1.648	1.483	1.556

100 JPY	0.826	0.947	0.831	0.836

100 RUB	1.649	2.649	1.362	1.722

Income from associated companies

	Q4 2015 USD m	Q4 2014 USD m	FY 2015 USD m	FY 2014 USD m

Share of estimated Roche reported results	122	191	650	813

Prior-year adjustment			-157	-56

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-37	-38	-150	-158

Net income effect from Roche Holding AG	85	153	343	599

Share of estimated GSK CH reported results	-14		-17

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-62		-62

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings	-76		-79

Gain on divestment of Idenix shares				812

LTS Lohmann Therapie-Systeme AG		421		436

Income from other associated companies related to continuing operations	1	6	2	71

Income from associated companies related to continuing operations	10	580	266	1 918

Core income from associated companies

Continuing operations

	Q4 2015 USD m	Q4 2014 USD m	FY 2015 USD m	FY 2014 USD m

Income from associated companies related to continuing operations	10	580	266	1 918

Share of estimated Roche core adjustments	104	50	423	257

Share of estimated GlaxoSmithKline Consumer Healthcare Holdings core adjustments	129		292

Reversal of gain on Idenix shares				-812

Reversal of gain on LTS Lohmann Therapie-Systeme AG shares		-421		-421

Others		1		1

Core income from associated companies related to continuing operations	243	210	981	943

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “plans,” “innovation,” “momentum,” “growth plan,” “underway,” “effective,” “expected,” “outlook,” “intend,” “plan,” “will,” “strategy,” “forward,” “committed,” “expect,” “priorities,” “progress,” “growth drivers,” “growth products,” “pipeline,” “priority review,” “seeking,” “projections,” “launched,” “would,” “proposal,” “proposes,” “submitted,” “planned,” “Breakthrough Therapy,” “positive CHMP opinion,” “potential,” “continue,” “priority review,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued significant increase in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Enbrel® and Neulasta® are registered trademarks of Amgen Inc. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 119,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2015 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2015 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2015 Corporate Responsibility Performance Report today, and it is available at www.novartis.com.

Important dates
February 23, 2016                                    Annual General Meeting
April 21, 2016                                               First quarter results 2016
May 24-25, 2016                                        Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016                                                  Second quarter results 2016
October 25, 2016                                       Third quarter results 2016